Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-258876

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated April 19, 2021

New Issue	October 21, 2021

VICINITY MOTOR CORP.

US$16,999,998.60

3,990,610 Units

This prospectus supplement (the “prospectus supplement”) of Vicinity Motor Corp. (“Vicinity,” “we,” “us,” “our” or the “Corporation”), together with the accompanying short form base shelf prospectus to which this prospectus supplement relates dated April 19, 2021 (the “prospectus”) qualifies the distribution (the “Offering”) of 3,990,610 units of the Corporation (the “Units”).

Each Unit is comprised of (i) one common share of the Corporation (each, a “Unit Share”) and (ii) one-half of one common share purchase warrant of the Corporation (each whole warrant, a “Warrant”). Each whole Warrant will entitle the holder to purchase one common share of the Corporation (each, a “Warrant Share”) at an exercise price of US$5.10 per Warrant Share commencing immediately after the date of issuance and will expire three years from the date of issuance, subject to adjustment in certain circumstances. The Units will separate into Unit Shares and Warrants, as applicable, immediately upon distribution and the Unit Shares and Warrants will be issued separately. See “Description of Offered Securities.” This Prospectus Supplement also qualifies for distribution 1,995,305 Warrant Shares issuable from time to time on exercise of the Warrants.

The Units are being issued pursuant to an underwriting agreement dated October 21, 2021 (the “Underwriting Agreement”) between the Corporation and Spartan Capital Securities, LLC, as underwriter (the “Underwriter”). The offering price was determined by arm’s length negotiation between the Corporation and the Underwriter. See “Underwriting.”

The Offering is being made only in the United States under a registration statement filed under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), on Form F-10 (File No. 333-258876) (the “Registration Statement”), filed and effective with the United States Securities and Exchange Commission (the “SEC”). No Units will be sold under the Underwriting Agreement in Canada or on the TSX Venture Exchange (the “TSXV”) or any other trading markets in Canada. See “Underwriting.”

The outstanding common shares of the Corporation (the “Common Shares”) are listed and posted for trading on the TSXV under the symbol “VMC,” on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “VEV” and on the Frankfurt Stock Exchange (the “FSE”) under the symbol “6LGA.” On October 20, 2021, the closing price of the Common Shares on the TSXV was C$6.15 and the closing price of the Common Shares on Nasdaq was US$5.01. The TSXV has conditionally accepted the listing of the Unit Shares and Warrant Shares distributed under the Offering, subject to Vicinity fulfilling all of the requirements of the TSXV. Nasdaq has been notified of the Offering.

The Offering amount in this prospectus supplement is in United States dollars. References to “C$” are to Canadian dollars. References to “US$” are to United States dollars. See “Financial Information and Currency”.

	Per Unit		Total
Public offering price	US$	4.26	US$	16,999,998.60
Underwriting discounts and commissions(1)	US$	0.2982	US$	1,189,999.90
Proceeds, before expenses, to us(2)	US$	3.9618	US$	15,809,998.70

(1)	See “Underwriting” in this prospectus supplement for a description of compensation payable to the Underwriter.
(2)	Does not give effect to the exercise of any Warrants being issued in this Offering.

The Corporation has not granted to the Underwriter any over-allotment option.

The Underwriter expects to deliver the Units against payment on or about October 25, 2021.

We are permitted, under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada (the “MJDS”), to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our annual financial statements, certain of which are incorporated by reference herein, in Canadian dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and our interim financial statements, certain of which are incorporated by reference herein, in Canadian dollars and in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard IAS 34, Interim Reporting, and they therefore may not be comparable to financial statements of United States companies.

Purchasers of the Units should be aware that the acquisition of such securities may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States may not be described fully herein. Purchasers of the Units should read the tax discussion contained in this prospectus supplement and consult their own tax advisors. See “Certain United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations.”

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of British Columbia, a province of Canada, that certain of the officers and directors are not residents of the United States, that some or all of the experts named in this prospectus supplement and in the accompanying prospectus are not residents of the United States, and that certain of the Corporation’s assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities.”

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION OR REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investing in our securities is highly speculative and involves significant risks that you should consider before purchasing such securities. The risks outlined in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the securities. See “Risk Factors.”

Certain of our directors and officers and some of the experts named in this prospectus supplement and the accompanying prospectus reside outside of Canada. See “Enforcement of Judgments Against Foreign Persons or Companies” in the prospectus accompanying this prospectus supplement.

The Corporation’s head and registered office is located at 3168-262nd Street, Aldergrove, British Columbia, Canada, V4W 2Z6. The Corporation’s registered office is located at Suite 400-725 Granville Street, Vancouver, British Columbia, Canada, V7Y 1G5.

Sole Book-Running Manager

SPARTAN CAPITAL SECURITIES, LLC

ABOUT THIS PROSPECTUS SUPPLEMENT

In this prospectus supplement, unless the context otherwise requires, references to “we,” “us,” “our” or similar terms, as well as references to “Vicinity,” “we” or the “Corporation,” refer to Vicinity Motor Corp. together with its subsidiaries.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offering and adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the Offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and on the other information included in the Registration Statement of which this prospectus supplement and the accompanying prospectus forms a part. If the description of the Units, the Unit Shares, Warrants or Warrant Shares or any other information varies between this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference herein and therein on the date hereof), the investor should rely on the information in this prospectus supplement. We have not, and the Underwriter has not, authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. Neither the Corporation nor the Underwriter are making an offer to sell or seeking an offer to buy the Units in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this prospectus supplement, the accompanying prospectus or the respective dates of the documents incorporated by reference herein and therein, as applicable, regardless of the time of delivery of this prospectus supplement or of any sale of the Units pursuant hereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Corporation’s website should not be deemed to be a part of this prospectus supplement, the accompanying prospectus or incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Units.

Market data and certain industry forecasts used in the prospectus and this prospectus supplement and the documents incorporated by reference in the prospectus and this prospectus supplement, as applicable, were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering.

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FINANCIAL INFORMATION AND CURRENCY

Vicinity has prepared its annual consolidated financial statements incorporated herein by reference in Canadian dollars, and in accordance with IFRS, and its annual consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

The Offering amount in this prospectus supplement is in United States dollars. References to “C$” are to Canadian dollars. References to “US$” are to United States dollars.

The high, low and closing rates for Canadian dollars in terms of the United States dollar for each of the periods indicated, as quoted by the Bank of Canada, were as follows:

	Years Ended December 31,				Three Months Ended June 30,
	2020		2019		2021		2020
Low for the period	C$	1.2718	C$	1.2988	C$	1.2040	C$	1.3383
High for the period	C$	1.4496	C$	1.3600	C$	1.2617	C$	1.4217
Rate at the end of the period	C$	1.2732	C$	1.2988	C$	1.2394	C$	1.3628
Average	C$	1.3415	C$	1.3269	C$	1.2282	C$	1.3853

On October 20, 2021, the Bank of Canada daily average rate of exchange was C$1.00 = US$0.8111 or US$1.00 = C$1.2329.

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

We are permitted under MJDS adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus supplement and the accompanying prospectus, including the documents incorporated herein and therein by reference, in accordance with the requirements of Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our annual financial statements, certain of which are incorporated by reference herein, in Canadian dollars and in accordance with IFRS, and our interim financial statements, certain of which are incorporated by reference herein, in Canadian dollars and in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard IAS 34, Interim Reporting. As a result, they may not be comparable to financial statements of United States companies.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation incorporated and existing under the laws of the Province of British Columbia. Most of the officers and directors, and some of the experts named in this prospectus supplement and the accompanying prospectus are not residents of the United States, and some of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. Vicinity has appointed an agent for service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon Vicinity’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

Vicinity has been advised by its Canadian counsel, Miller Thomson LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Vicinity has also been advised by Miller Thomson LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or “blue sky” laws.

We have previously filed with the SEC an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed National Registered Agents, Inc., 28 Liberty Street, New York, New York 10005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the Offering.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC the Registration Statement on Form F-10 under the U.S. Securities Act relating to the offering of our securities, including the Units, Unit Shares, Warrants or Warrant Shares, of which this prospectus supplement and accompanying prospectus form a part. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to us, the Units, Unit Shares, Warrants and Warrant Shares. Information omitted from this prospectus supplement and the accompanying prospectus, but contained in the Registration Statement is available on EDGAR (as defined herein) under the Corporation’s profile at www.sec.gov and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) under the Corporation’s profile at www.sedar.com. Investors should review the Registration Statement and the exhibits thereto for further information with respect to us, the Common Shares and the Warrants. Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Corporation’s operating environment, business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, the impact of COVID-19 on our business, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding the intention of the Corporation to complete the Offering on the terms and conditions described herein, the proposed use of proceeds thereof, the impact of COVID-19 on the business and the Corporation’s statements regarding the Corporation’s business and the environment in which it operates, is forward-looking information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects,” “is expected,” “anticipates,” “believes,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “possible” or variations thereof or stating that certain actions, events, conditions or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

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Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Corporation’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation:

●	the intentions, plans and future actions of the Corporation;

●	the business and future activities of the Corporation;

●	anticipated developments in operations of the Corporation;

●	market position, ability to compete and future financial or operating performance of the Corporation;

●	the timing and amount of funding required to execute the Corporation’s business plans;

●	capital expenditures;

●	the effect on the Corporation of any changes to existing or new legislation or policy or government regulations;

●	the availability of labour; requirements for additional capital;

●	goals, strategies and future growth;

●	the adequacy of financial resources;

●	expectations regarding revenues, expenses and anticipated cash needs;

●	the impact of the COVID-19 pandemic on the business and operations of the Corporation;

●	the Corporation’s ability to timely pay the license fee to Optimal Electric Vehicles, LLC (“Optimal-EV”) pursuant to the terms of that certain Sales and Marketing Agreement, dated as of October 5, 2021, by and between the Corporation and Optimal-EV; and

●	such other factors discussed in greater detail under “Risk Factors” in this prospectus supplement and in the Annual Information Form (as defined below) available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: access to additional capital or other funding; volatility in the market price of the Corporation’s securities; future sales of the Corporation’s securities; dilution of shareholder’s holdings; negative operating cash flow; failure to obtain required regulatory and stock exchange approvals; health, safety and environmental risks; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; assessments by taxation authorities; and the potential impact of natural disasters, terrorist acts, health crises and other disruptions and dislocations, including the COVID-19 pandemic.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below and in the accompanying prospectus, and in the section entitled “Risk Factors” in the Corporation’s annual information form for the year ended December 31, 2020, dated March 30, 2021 (the “Annual Information Form”), and incorporated by reference herein, for additional risk factors that could cause results to differ materially from forward-looking statements.

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Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this prospectus supplement and, accordingly, are subject to change after such date. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation’s filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) used in connection with the Offering does not form a part of this prospectus supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this prospectus supplement. Any template version of any marketing materials that has been, or will be, filed under the Corporation’s profile on SEDAR at www.sedar.com before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the accompanying prospectus and reference should be made to the accompanying prospectus for full particulars thereof.

Information has been incorporated by reference in this prospectus supplement and the accompanying prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Vicinity Motor Corp. at 3168 -262nd Street, Aldergrove, British Columbia, Canada, V4W 2Z6, telephone (604) 607-4000, and are also available electronically under the Corporation’s profile at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. The filings of the Corporation through SEDAR and through EDGAR are not incorporated by reference in this prospectus supplement except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

(a)	the Annual Information Form;

(b)	the Corporation’s audited consolidated financial statements for the financial years ended December 31, 2020 and December 31, 2019, and related notes thereto, together with the independent auditor’s report thereon;

(c)	the management’s discussion and analysis for the financial years ended December 31, 2020 and December 31, 2019;

(d)	the Corporation’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2021 and June 30, 2020, and related notes thereto (the “Interim Financial Statements”);

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(e)	the management’s discussion and analysis for the three and six months ended June 30, 2021 (the “Interim MD&A”);

(f)	the management information circular of the Corporation dated February 17, 2021 in respect of its extraordinary meeting of shareholders held on March 24, 2021 to approve the consolidation of the Corporation’s issued and outstanding Common Shares on the basis of three pre consolidated Common Shares for one post consolidated Common Share (the “Consolidation”);

(g)	the management information circular of the Corporation dated October 30, 2020 in connection with the annual general and special meeting of shareholders of the Corporation held on December 4, 2020;

(h)	the material change report of the Corporation dated March 8, 2021 in respect of the appointment of Manuel Achadinha as Chief Operating Officer;

(i)	the material change report of the Corporation dated October 5, 2021 in respect of the closing of its non-brokered financing of unsecured convertible debenture units in the principal amount of C$10,300,000; and

(j)	the Corporation’s investor presentation dated October 2021, included as Exhibit 99.1 to the Corporation’s Report on Form 6-K filed with the SEC on October 21, 2021.

Any document of the type referred to in item 11.1 of Form 44-101F1 - Short Form Prospectus of National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Corporation with any securities commissions or similar regulatory authorities in Canada disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada after the date of this prospectus supplement during the period that this prospectus supplement is effective and prior to the termination of the Offering shall be deemed to be incorporated by reference in this prospectus supplement and shall automatically update and supersede information contained or incorporated by reference in this prospectus supplement. These documents are available on SEDAR, which can be accessed at www.sedar.com.

In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F (or any respective successor form) filed with the SEC subsequent to the date of this prospectus supplement, such document shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus supplement forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report). In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC, and any other reports filed, under the Exchange Act from the date of this prospectus supplement shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus supplement forms a part, but only if and to the extent expressly so provided in any such report. The Corporation’s reports on Form 6-K and annual reports on Form 40-F are or will be made available on EDGAR at www.sec.gov.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated or deemed to be incorporated herein and therein by reference.

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference herein and therein shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this prospectus supplement, except as so modified or superseded.

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DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and in the accompanying prospectus under “Documents Incorporated by Reference,” the following documents have been or will be filed with the SEC as part of the Registration Statement: (i) the Underwriting Agreement; (ii) the form of Warrant; (iii) powers of attorney from certain of the Corporation’s directors and officers (included on the signature page of the Registration Statement); (iv) the consent of PricewaterhouseCoopers LLP; (v) the consents of the “qualified persons” referred to in the Registration Statement under “Interest of Experts;” and (vi) the consent of the Corporation’s Canadian counsel, Miller Thomson LLP.

THE CORPORATION

The Corporation was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on December 4, 2012 under the name “Grande West Transport Group Inc.” On August 7, 2013, the Corporation changed its name to “Grande West Transportation Group Inc.” On March 29, 2021, the Corporation changed its name to “Vicinity Motor Corp.” to reflect the Corporation’s increasing focus on the commercialization of its next-generation electric buses and consolidated its share capital on the basis of three pre-consolidation common shares to one post-consolidation common share (the “Consolidation”).

The Common Shares are publicly traded on the TSXV under the symbol “VMC,” Nasdaq under the symbol “VEV” and the FSE under the symbol “6LGA.”

The Corporation conducts its active operations in Canada through its wholly owned operating subsidiary, Vicinity Motor (Bus) Corp. (“VMCBC”), which was incorporated on September 2, 2008 under the BCBCA under the name “Grande West Transportation International Ltd.” and changed its name to “Vicinity Motor (Bus) Corp.” on September 15, 2021. The Corporation conducts its active operations in the United States through its wholly owned operating subsidiary, Vicinity Motor (Bus) USA Corp. (“VMUSA”), which was incorporated on April 8, 2014 under the laws of the State of Delaware under the name “Grande West Transportation USA Inc.” and changed its name to
“Vicinity Motor (Bus) USA Corp.” on June 10, 2021.

As of the date hereof, the Corporation has two active 100% wholly-owned subsidiaries, VMCBC and VMUSA, and three inactive 100% wholly-owned subsidiaries, Vicinity Motor (Truck) Group Corp., Vicinity Motor (Truck) Corp. and Vicinity Motor (Truck) USA Corp.

The current organization structure of the Corporation is as follows:

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General

The Corporation designs, builds and distributes a full suite of transit buses for public and commercial use, including electric, compressed natural gas, gas and clean diesel buses (collectively, the “Vicinity Buses”).

The Corporation has been successful in supplying Canadian municipal transportation agencies and private operators with Vicinity Buses. The Corporation, with its strong distribution chain in the U.S., is actively pursuing opportunities in public and private transit fleet operations that would benefit from the Corporation’s vehicles.

The Corporation has strategic partnerships to manufacture the Vicinity Buses in Europe, Asia, Canada and the United States. The Corporation is currently completing the construction of an assembly plant in Washington State, a cost-effective location in proximity to the border between Canada and the United States. The Washington State facility will produce buses to be compliant with the “Buy American” Act and is expected to be capable of delivering up to 1,000 electric, compressed natural gas, gas and clean diesel units annually across all sizes and powertrains.

In a large and unsaturated market segment, the Corporation is poised to capture sales growth from both the replacement of cut-away buses and the need for transit fleets to find the appropriate balance of vehicle sizes across Canada and the United States.

Additional information about Vicinity’s business is included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Recent Developments

On April 6, 2021, the Corporation announced that the State of Washington had selected the Vicinity Buses for a statewide purchasing contract that gives state transit agencies the right to purchase from the Corporation’s bus portfolio.

On April 19, 2021, the Corporation announced the receipt of a purchase order valued at over C$6 million from a leading Canadian provincial public transportation provider for 15 Vicinity Buses.

On June 2, 2021, the Corporation announced its entrance into the medium duty truck market with the development of a fully electric Class 3 vehicle with 12,000 lb Gross Vehicle Weight Rating. This new medium duty electric truck will utilize proven electric vehicle technology with a smaller environmental footprint. The sizes and design of the medium duty truck line will provide maximum versatility to support multiple applications, utilizing high quality, commercially available technology and industry standardized charging solutions to enable rapid adoption.

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On June 14, 2021, the Corporation announced the receipt of an initial order valued at C$6 million from Calgary Transit, the city of Calgary’s transit authority, for 14 Vicinity Lightning EV buses.

On July 7, 2021, the Common Shares began trading on the Nasdaq under the symbol “VEV.”

On September 23, 2021, the Corporation announced the receipt of over C$15.5 million in new purchase orders from three Québec, Canada transit operators for a total of 38 Vicinity™ Classic buses. Pursuant to the terms of the supply agreements, Robert Paquette Autobus et Fils Inc. ordered 18, Transcobec (1987) Inc. ordered 11, and Autobus Yves Seguin et Fils Inc. ordered 9 Vicinity™ Classic buses, which will all be in service with Canadian public transit agency EXO. The Vicinity™ will be serving the cities of Oka, St-Joseph-du-Lac, Pointe-Calumet, Sainte-Marthe-sur-le-Lac, Doux-Montagnes, Saint-Eustache, Boisbriand, Sainte-Thérèse, Blainville, Rosemère, Bois-de-Fillions, Saint-Jérôme, and Sainte-Anne-des-Plaines. These orders are for delivery in 2022 and join the current operating fleet of 79 Vicinity™ buses in the Province of Quebec.

On September 30, 2021, the Corporation announced it has partnered with Aereus Technologies to offer its CuVerro Shield™ technology – a permanent antimicrobial treatment option for high-touch areas of Vicinity vehicles. In addition, it announced that certain eligible directors have requested that their respective director’s remuneration for the calendar year 2021 be paid in Deferred Share Units (“DSUs”) and accordingly, the Corporation granted 28,671 DSUs in connection with directors remuneration for Q3 2021.

On October 4, 2021, the Corporation announced that it has entered into a strategic collaboration agreement with the JB Poindexter business unit, EAVX. This collaboration will integrate EAVX bodies with the existing Vicinity bus and truck motor chassis.

ATM Program

On August 27, 2021, the Corporation entered into an equity distribution agreement with B. Riley Securities, Inc. on behalf of itself and co-sales agent Spartan Capital Securities, LLC, whereby the Corporation may, at its discretion and from-time-to-time, sell up to US$50 million of Common Shares using “at-the-market” distributions (the “ATM Program”).

Debenture Financing

On October 5, 2021, the Corporation announced it closed its non-brokered financing of unsecured debenture units in the principal amount of C$10,300,000.

Each unit was sold at an offering price of C$985.00 per unit and consisted of one 8% unsecured debenture of the Corporation in the principal amount of C$1,000 with interest payable upon maturity being 12 months from the date the debentures are issued and 40 Common Share purchase warrants expiring 12 months after the date of issuance of such warrants. The debentures will be repaid in cash at maturity. Each warrant entitles the holder thereof to purchase one Common Share at an exercise price of C$7.50 per warrant share at any time up to 12 months following the issuance date, subject to adjustment in certain events. The debentures, in whole or in part, will be convertible into Common Shares at the option of the holder at any time following the occurrence of an event of default that is uncured for a period of ten (10) business days (the “Conversion Date”), at a conversion price equal to the market price on the date the event of default. Holders converting their debentures will receive accrued and unpaid interest thereon to the date of actual conversion. The Corporation has the right at any time, on 10 days’ notice, to prepay the debentures in whole or in part, pro rata among the holders. The repayment shall be in cash, against the principal amount of the debenture plus accrued and unpaid interest. The Corporation paid an administrative fee of 0.5% of the funds raised to Leede Jones Gable Inc.

The debentures, warrants and the Common Shares issuable upon the exercise of the warrants or conversion of the debentures will be subject to a statutory resale restriction expiring on February 5, 2022.

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Optimal-EV Sales and Marketing Agreement

On October 5, 2021, the Corporation entered into that certain Sales and Marketing Agreement (the “Sales and Marketing Agreement”) with Optimal Electric Vehicles, LLC (“Optimal-EV”) to distribute and sell the Optimal S1 and E1 product lines for a period of 10 years in exchange for a license fee of US$20,000,000 (the “License Fee”). Pursuant to the terms and conditions of the Sales and Marketing Agreement, Optimal-EV appointed the Corporation as its exclusive sales and marketing agent for such product lines directly in Canada and through a dealer network in the U.S. and Mexico. The License Fee is payable in accordance with the following schedule: (i) US$3,000,000, which was paid within two days from the date of the Sales and Marketing Agreement; (ii) US$12,000,000 payable no later than October 31, 2021; and (iii) the remaining US$5,000,000 when the combined deliveries of the vehicles exceed 250 units. Optimal-EV has the right to terminate the Sales and Marketing Agreement if the License Fee is not paid when due. The Corporation will share in the profits of every sale of licensed Optimal-EV products based on agreed upon calculations with amounts varying depending on the type of transaction.

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The Offering

Offering	3,990,610 Units. Each Unit is comprised of one Common Share one-half of a Warrant.
Price per Unit	US$4.26.

Common Shares outstanding immediately after this Offering	34,892,918 Common Shares.

Warrants offered by us

Each Unit will include one-half of a Warrant to purchase one Common Share. Warrants to purchase up to 1,995,305 Common Shares will be issued in this Offering.

Each Warrant will have an exercise price of US$5.10 per Common Share, and will be exercisable for a three year period commencing immediately after the date of issuance. This prospectus supplement and the accompanying prospectus also relate to the offering of the 1,995,305 Common Shares issuable upon exercise of the Warrants. The exercise price of the Warrants and the number of Common Shares into which the Warrants may be exercised are subject to adjustment in certain circumstances. See “Description of Offered Securities - Warrants” on page S-40.

Use of Proceeds	We expect to receive net proceeds from this offering of approximately US$15.5 million, after deducting underwriting discounts and commissions and estimated offering expenses and excluding any proceeds that may be received upon the exercise of the Warrants.

We intend to use a portion of the new proceeds from the Offering to fund the US$12,000,000 portion of the License Fee payable to Optimal-EV pursuant to the Sales and Marketing Agreement, with the remaining net proceeds to be used for general corporate purposes, including new product development and certifications, new product demonstration models, expansion of production capacity and general working capital. Pending their use, the Corporation intends to invest the net proceeds from this Offering in short-term, investment grade, interest bearing instruments or hold them as cash. Our management will retain broad discretion over the allocation of the net proceeds from the sale of the Units. See “Use of Proceeds” on page S-38 for more information.

Risk Factors

Before purchasing Units, you should carefully consider the risk factors described in “Risk Factors” beginning on page S-13 of this prospectus supplement and in the documents incorporated by reference into this prospectus supplement.

Trading Symbols

TSXV: VMC; NASDAQ: VEV; FSE: 6LGA.

There is no established public trading market for the Warrants, and we do not expect a market to develop. We do not intend to apply for listing of the Warrants on any securities exchange or other nationally recognized trading system. Without an active market, the liquidity of the Warrants will be limited.

The number of Common Shares outstanding after this offering is based on 30,902,308 Common Shares outstanding as of October 20, 2021 and excludes, as of such date:

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●	412,000 Common Shares issuable upon the exercise of warrants outstanding at an exercise price of C$7.50 per share;

●	1,603,323 Common Shares issuable upon the exercise of outstanding options outstanding at a weighted average exercise price of C$4.52 per share;

●	1,190,828 Common Shares reserved for future issuance under the Corporation’s stock option plan;

●	166,000 Common Shares issuable upon the vesting of restricted share units;

●	34,000 Common Shares reserved for future issuance under the Corporation’s restricted share unit plan;

●	130,079 Common Shares issuable upon the vesting of deferred share units;

●	369,921 Common Shares reserved for future issuance under the Corporation’s deferred share unit plan; and

●	1,995,305 Common Shares issuable upon the exercise of the Warrants offered hereby.

Unless otherwise indicated, all information in this prospectus supplement assumes no conversion of any convertible notes or exercise of outstanding options or warrants (including the Warrants offered hereby) described above.

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RISK FACTORS

Before deciding to invest in the Units, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this prospectus supplement and accompanying prospectus. An investment in the Units is subject to certain risks, including risks related to the business of the Corporation, risks related to its operations and risks related to the Corporation’s securities described in the documents incorporated or deemed to be incorporated by reference in this prospectus supplement and accompanying prospectus. See the risk factors below and the “Risk Factors” section of the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

These risk factors, together with all other information included or incorporated by reference in this prospectus supplement and accompanying prospectus, including, without limitation, information contained in the section “Cautionary Note Regarding Forward-Looking Statements” as well as the risk factors in the accompanying prospectus and the documents incorporated by reference, should be carefully reviewed and considered by investors.

Some of the factors described herein and the accompanying prospectus, in the documents incorporated or deemed incorporated by reference herein and therein are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein and the accompanying prospectus, or in another document incorporated or deemed incorporated by reference herein or therein occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware of or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operations. The Corporation cannot provide assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein and the accompanying prospectus, or in the other documents incorporated or deemed incorporated by reference herein or therein or other unforeseen risks.

The COVID-19 global outbreak and efforts to contain it may have a material adverse impact on the Corporation’s business.

The COVID-19 global outbreak and efforts to contain it may have a material adverse impact on the Corporation’s business. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in a number of countries including Canada, the United States, Europe and China. The outbreak has caused companies and various international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial impact cannot be reasonably estimated at this time. The Corporation enacted strict cost controls and enhanced precautions over workplace safety following the advice of health authorities in each jurisdiction in which it operates. Delays were noted for expected sales, availability of contract manufacturers and the availability of some components and shipping containers. Similarly, the Corporation’s ability to obtain financing and the ability of the Corporation’s vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus. At this point, the extent to which COVID-19 will or may impact the Corporation is uncertain and these factors are beyond the Corporation’s control; however, it is possible that COVID-19 may have a material adverse effect on the Corporation’s business, results of operations and financial condition.

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Failure to drastically increase manufacturing capacity and efficiency could have a material adverse effect on the Corporation’s business, results of operations or financial condition.

Although the Corporation’s existing manufacturing facilities, including contract manufacturers, which were used in 2020 to manufacture 55 Vicinity Buses, are able to satisfy the Corporation’s current manufacturing requirements, the future success of the Corporation’s business depends in part on its ability to drastically increase manufacturing capacity and efficiency, particularly in the United States in order to comply with the “Buy American” Act. The Corporation is currently completing the construction of an assembly facility in Washington State that is expected to be able to deliver up to 1,000 vehicles annually over all sizes and powertrains. The Corporation may be unable to expand its business, satisfy demand from its current and new customers, maintain its competitive position and improve profitability if it is unable to build and operate its planned large-scale manufacturing facility in the U.S. and otherwise allow for increases in manufacturing output and speed. The construction of such a facility will require significant cash investments and management resources and may not meet the Corporation’s expectations with respect to increasing capacity, efficiency and satisfying additional demand. For example, if there are delays in the Corporation’s planned large-scale U.S. manufacturing facility becoming fully operational or achieving target yields and output, the Corporation may not meet its target for adding capacity, which would limit its ability to increase sales and result in lower than expected sales and higher than expected costs and expenses. Failure to drastically increase manufacturing capacity or otherwise satisfy customers’ demands may result in a loss of market share to competitors, damage the Corporation’s relationships with its key customers, a loss of business opportunities or otherwise materially adversely affect its business, results of operations or financial condition.

The Corporation is and will be dependent on its manufacturing facilities. If one or more of its current or future manufacturing facilities becomes inoperable, capacity constrained or if operations are disrupted, the Corporation’s business, results of operations or financial condition could be materially adversely affected.

The Corporation’s revenue is and will be dependent on the continued operations of its existing manufacturing facilities as well as its other planned facilities, including its planned large-scale U.S. manufacturing facility. To the extent that the Corporation experiences any operational risk including, among other things, fire and explosions, severe weather and natural disasters (such as floods and hurricanes), failures in water supply, major power failures, equipment failures (including any failure of its information technology, air conditioning, and cooling and compressor systems), failures to comply with applicable regulations and standards, labor force and work stoppages, or if its current or future manufacturing facilities become capacity constrained, the Corporation will be required to make capital expenditures even though it may not have available resources at such time. Additionally, there is no guarantee that the proceeds available from the Corporation’s insurance policies will be sufficient to cover such capital expenditures. As a result, the Corporation’s insurance coverage and available resources may prove to be inadequate for events that may cause significant disruption to its operations. Any disruption in the Corporation’s manufacturing processes could result in delivery delays, scheduling problems, increased costs, or production interruption, which, in turn, may result in its customers deciding to purchase products from its competitors. The Corporation is and will be dependent on its current and future manufacturing facilities which will in the future require a high degree of capital expenditures. If one or more of the Corporation’s current or future manufacturing facilities becomes inoperative, capacity constrained or if operations are disrupted, its business, results of operations or financial condition could be materially adversely affected.

The Corporation may not succeed in establishing, maintaining and strengthening its brand, which would materially and adversely affect customer acceptance of its vehicles, which could materially adversely affect its business, results of operations or financial condition.

The Corporation’s business and prospects heavily depend on its ability to develop, maintain and strengthen the Vicinity brand. If it is unable to establish, maintain and strengthen its brand, the Corporation may lose the opportunity to build and maintain a critical mass of customers. The Corporation’s ability to develop, maintain and strengthen the Vicinity brand will depend heavily on the success of its marketing efforts. The bus industry, the battery electric vehicle industry, and the alternative fuel vehicle industry in general, are highly competitive, and the Corporation may not be successful in building, maintaining and strengthening its brand. Many of the Corporation’s current and potential competitors, particularly bus manufacturers headquartered in the United States and Canada, have greater name recognition, broader customer relationships and substantially greater marketing resources than the Corporation. Failure to develop and maintain a strong brand would materially and adversely affect customer acceptance of the Corporation’s vehicles, could result in suppliers and other third parties being less likely to invest time and resources in developing business relationships with the Corporation, and could materially adversely affect the Corporation’s business, results of operations or financial condition.

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Increases in costs, disruption of supply or shortage of lithium-ion battery cells could materially adversely affect the Corporation’s business, results of operations or financial condition.

Any disruption in the supply of battery cells could temporarily disrupt production of the Corporation’s vehicles until a different supplier is fully qualified. Moreover, battery cell manufacturers may refuse to supply electric vehicle manufacturers if they determine that the vehicles are not sufficiently safe. Furthermore, various fluctuations in market and economic conditions may cause the Corporation to experience significant increases in freight charges and battery cell costs. Substantial increases in the prices for battery cells would increase the Corporation’s operating costs and could reduce the Corporation’s margins if the increased costs cannot be recouped through increased vehicle prices. There can be no assurance that the Corporation will be able to recoup increasing costs of battery cells by increasing vehicle prices.

The Corporation’s operating and financial results forecast relies in large part upon assumptions and analyses developed by it. If these assumptions or analyses prove to be incorrect, the Corporation’s actual operating and financial results may be materially different from its forecasted results.

The projected financial and operating information of the Corporation appearing elsewhere in this prospectus supplement reflects current estimates of future performance made by it. Whether actual operating and financial results and business developments will be consistent with those expectations and assumptions as reflected in projected financial and operating information depends on a number of factors, some of which are outside the Corporation’s control, including, but not limited to:

●	its ability to economically manufacture and distribute its vehicles at scale and meet customers’ business needs;

●	its ability to obtain sufficient capital and successfully execute its growth strategy, including planned additions to its current manufacturing plant, property and equipment as well as the construction of its additional planned large-scale U.S. manufacturing facility;

●	its ability to manage its growth;

●	its ability to accurately forecast supply and demand;

●	its ability to secure and maintain required strategic supply arrangements;

●	projected improvements in technology;

●	rates of adoption of battery electric vehicles by customers in the markets in which it operates;

●	continued availability of favorable regulations and government incentives affecting the industry and markets in which it operates;

●	competition, including from established and future competitors;

●	its ability to attract and retain management or other employees who possess specialized market knowledge and technical skills; and

●	the overall strength and stability of the U.S. and Canadian economies.

Unfavorable changes in any of these or other factors, some of which are beyond the Corporation’s control, could cause actual results to differ materially from the Corporation’s forecasts and projections and other forward-looking information included in this prospectus supplement, and could materially and adversely affect the Corporation’s business, results of operations or financial condition.

Some of the Corporation’s vehicles use lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

S-15

The battery packs within some of the Corporation’s vehicles use lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery pack is designed to contain any single cell’s release of energy without spreading to neighboring cells, a field or testing failure of the Corporation’s vehicles could occur, which could result in bodily injury or death and could subject the Corporation to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications, the social and environmental impacts of cobalt mining or any future incident involving lithium-ion cells, such as a vehicle or other fire, even if such incident does not involve the Corporation’s vehicles, could materially adversely affect the Corporation’s business, results of operations or financial condition.

In addition, manufacturing of some of the Corporation’s vehicles requires it to store a significant number of lithium-ion cells at its facility. Any mishandling of battery cells may cause disruption to the operation of the Corporation’s current or future facilities. While the Corporation has implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could disrupt the Corporation’s operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle or energy storage product may cause indirect adverse publicity for the Corporation and its products. Such adverse publicity could negatively affect the Corporation’s brand or could materially adversely affect the Corporation’s business, results of operations or financial condition.

The Corporation may not be able to adequately forecast the supply and demand for its vehicles, its manufacturing capacity or its profitability under supply arrangements, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue.

It is difficult to predict the Corporation’s future sales and appropriately budget for the Corporation’s expenses, and the Corporation may have limited insight into trends that may emerge and affect its business. The Corporation will be required to provide forecasts of its demand to its suppliers several months prior to the scheduled delivery of products to customers. If the Corporation fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays. If the Corporation overestimates manufacturing requirements, its suppliers may have excess inventory, which indirectly would increase the Corporation’s costs. If the Corporation underestimates manufacturing requirements, its suppliers may have inadequate inventory, which could interrupt manufacturing of the Corporation’s vehicles and result in delays in shipments and revenues. In addition, lead times for materials and components that the Corporation’s suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If the Corporation fails to order sufficient quantities of product components in a timely manner, the delivery of vehicles to its customers could be delayed, which could materially adversely affect its business, results of operations or financial condition.

The Corporation’s operating and financial results may vary significantly from period to period due to fluctuations in its operating costs and other factors.

The Corporation expects its period-to-period operating and financial results to vary based on a multitude of factors, some of which are outside of the Corporation’s control. The Corporation expects its period-to-period financial results to vary based on operating costs, which it anticipates will fluctuate with the pace at which it increases its manufacturing capacity and continues to design, develop and produce new products. In addition, the Corporation’s revenues from period to period may fluctuate as it develops and introduces new vehicles. As a result of these factors, the Corporation believes that quarter-to-quarter comparisons of its operating or financial results, especially in the short term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, the Corporation’s financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may be focused only on quarterly financial results. If any of this occurs, the trading price of the Common Shares could fall substantially, either suddenly or over time, which could have a material adverse effect on the Corporation’s business, results of operations or financial condition.

The Corporation may experience significant delays in the design, production and launch of its new products.

The Corporation is still in the development and testing phase with respect to certain of its vehicles, including, among others, the Vicinity Lightning and Vicinity electric trucks. The commercial deliveries of such vehicles are not expected to begin until late 2021 or 2022 (depending on the product) and may occur later or not at all. Any delay in the financing, design, production and launch of any such new vehicles, including future production of the aforementioned all-electric buses and trucks could harm the Corporation’s reputation or materially adversely affect its business, results of operations or financial condition.

S-16

Increased freight and shipping costs or disruptions in transportation and shipping infrastructure could materially adversely impact the Corporation’s business, results of operations or financial condition.

The Corporation uses external freight shipping and transportation services to transport and deliver its vehicles as well as subcomponents and raw materials incorporated therein. Adverse fluctuations in freight costs, limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure at important shipping and delivery points for the Corporation’s products, as well as for subcomponents incorporated in the Corporation’s vehicles could materially adversely affect the Corporation’s business, financial condition and results of operations. For example, delivery delays or increases in transportation costs (including through increased fuel costs, increased carrier rates or driver wages as a result of driver shortages, a decrease in transportation capacity, or work stoppages or slowdowns) could significantly decrease the Corporation’s ability to make sales and earn profits. Labor shortages or work stoppages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries or which would necessitate the Corporation securing alternative shipping suppliers could also increase the Corporation’s costs or otherwise materially adversely affect its business, results of operations or financial condition. Disruptions in the movement of freight caused by the global COVID-19 outbreak are also expected to impact our freight costs and ultimately our results of operations.

The Corporation’s employees and independent contractors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could have a material adverse effect on its business, results of operations or financial condition.

The Corporation is exposed to the risk that its employees, independent contractors or other parties it collaborates with may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other activities that violate laws and regulations, including production standards, federal, state and provincial fraud, abuse, data privacy and security laws, other similar laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions the Corporation takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, the Corporation is subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against the Corporation and it is not successful in defending itself or asserting its rights, those actions could have a material adverse effect on its business, results of operations or financial condition, including, without limitation, by way of imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of its operations.

The Corporation has and may in the future make strategic alliances, partnerships or investments or acquisitions, all of which could divert management’s attention, result in the Corporation incurring significant costs or operating difficulties and dilution to its shareholders and otherwise disrupt its operations and materially adversely affect its business, results of operations or financial condition.

Pursuing potential strategic alliances, partnerships or investments or acquisitions and/or inorganic growth opportunities is part of the Corporation’s growth strategy. There are risks associated with any strategic partnership or arrangement, the termination or operation of joint ventures or other strategic alliances and pursuing strategic acquisitions or investment opportunities, including:

●	the sharing of confidential information;

●	the diversion of management’s time and focus from operating its business;

●	the use of resources that are needed in other areas of its business;

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●	unforeseen costs or liabilities;

●	adverse effects to the Corporation’s existing business relationships with partners and suppliers;

●	litigation or other claims arising in connection with the acquired corporation, investment, partnership or joint venture;

●	the possibility of adverse tax consequences;

●	in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired corporation;

●	in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired corporation; and

●	in the case of an acquisition, retention and integration of employees from the acquired corporation, and preservation of its corporate culture.

The Corporation may have limited ability to monitor or control the actions of any third party involved in any such transaction and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, the Corporation may also suffer negative publicity or harm to its reputation by virtue of its association with any such third party. Participation in strategic alliances, partnerships or investments or acquisitions may also result in dilutive issuances of equity securities, which could adversely affect the price of the Common Shares, or result in issuances of securities with superior rights and preferences to the Common Shares or the incurrence of debt with restrictive covenants that limit the Corporation’s future uses of capital in pursuit of business opportunities. The Corporation may also not be able to identify opportunities for strategic partnerships or arrangements, acquisition or investments that meet its strategic objectives, or to the extent such opportunities are identified, may not be able to negotiate terms with respect to any such opportunity that are acceptable to it. At this time the Corporation has made no commitments or agreements with respect to any such material transactions.

Fluctuations in foreign currency exchange rates could result in declines in reported sales and net earnings.

The Corporation reports its financial results in Canadian dollars and a material portion of its sales and operating costs are realized in currencies other than the Canadian dollar. For the year ended December 31, 2020, approximately 20% of the Corporation’s revenues were realized in the United States. The Corporation is also exposed to other currencies such as the Euro, and may in the future be exposed to other currencies. If the value of any currencies in which sales are realized, particularly the U.S. dollar, depreciates relative to the Canadian dollar, the Corporation’s foreign currency revenue will decrease when translated to Canadian dollars for reporting purposes. In addition, any depreciation in foreign currencies could result in higher local prices, which may negatively impact local demand and have a material adverse effect on the Corporation’s business, results of operations or financial condition. Alternatively, if the value of any of the currencies in which operating costs are realized appreciates relative to the Canadian dollar, the Corporation’s operating costs will increase when translated to Canadian dollars for reporting purposes. Although these risks may sometimes be naturally hedged by a match in sales and operating costs denominated in the same currency, fluctuations in foreign currency exchange rates, particularly the U.S.-Canadian dollar exchange rate, could create discrepancies between the Corporation’s sales and operating costs in a given currency that could have a material adverse effect on its business, results of operations or financial condition. Fluctuations in foreign currency exchange rates could also have a material adverse effect on the relative competitive position of the Corporation’s products in markets where it faces competition from manufacturers who are less affected by such fluctuations in exchange rates, especially in the U.S. market.

While the Corporation actively manages its exposure to foreign-exchange rate fluctuations and may enter into hedging contracts from time to time, such contracts hedge foreign-currency denominated transactions and any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, the Corporation does not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business. As a result, there can be no assurance that the Corporation’s approach to managing its exposure to foreign-exchange rate fluctuations will be effective in the future or that the Corporation will be able to enter into foreign-exchange hedging contracts as deemed necessary on satisfactory terms.

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The Corporation’s growth will depend on its ability to successfully attract new customers and secure firm orders from them and to retain existing customers and engage them into additional deployments in the future. Failure to increase sales to both new and existing customers could have a material adverse effect on the Corporation’s business, results of operations or financial condition.

The Corporation’s success, and its ability to increase revenue and operate profitably, depends in part on its ability to identify new customers and secure firm orders from them, its ability to retain existing customers and engage them into additional deployments in the future, and its ability to meet current and new customers’ business needs. Failure to achieve any of the foregoing could materially and adversely affect the Corporation’s business, results of operations or financial condition. The Corporation may fail to attract new customers or retain existing customers, retain revenue from existing customers or increase sales to both new and existing customers as a result of a number of other factors, including:

●	reductions in the Corporation’s existing or potential customers’ spending levels;

●	competitive factors affecting the battery electric vehicles industry, including the introduction of other alternative fuel vehicles or other technologies;

●	discount, pricing and other strategies that may be implemented by its competitors;

●	its ability to execute on its growth strategy;

●	a decline in its customers’ level of satisfaction with its vehicles and services;

●	changes in its relationships with third parties, including its suppliers and other partners;

●	the timeliness and success of new products it may offer in the future; and

●	its focus on long-term value over short-term results, meaning that the Corporation may make strategic decisions that may not maximize its short-term revenue or profitability if it believes that the decisions are consistent with its vision and will improve its financial performance over the long-term.

The Corporation has limited experience servicing its electric bus, the Vicinity Lightning. Failure to address the servicing requirements of its customers could harm the Corporation’s reputation or materially adversely affect its business, results of operations or financial condition.

The Corporation has limited experience in servicing its electric bus, the Vicinity Lightning, and it expects to be required to increase its servicing capabilities as it scales its operations and continues to grow. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. Although the Corporation believes the experience it has gained servicing its traditional buses positions it well to service its electric buses and future products, the Corporation has no after-sale experience of maintaining and servicing electric buses for its customers, and there is no guarantee the Corporation will be able to do so. Failure to address the servicing requirements of its customers could harm the Corporation’s reputation or materially adversely affect its business, results of operations or financial condition.

The Corporation’s customers will also depend on the Corporation’s customer support team to resolve technical and operational issues relating to the software integrated in its vehicles. The Corporation’s ability to provide effective customer support is largely dependent on its ability to attract, train and retain qualified personnel with experience in supporting customers on platforms such as the Corporation’s platform. As it continues to grow, additional pressure may be placed on the Corporation’s customer support team, and the Corporation may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. The Corporation may also be unable to modify the future scope and delivery of its technical support to compete with changes in the technical support provided by its competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect the Corporation’s results of operation. If the Corporation is unable to successfully address the servicing requirements of its customers or establish a market perception that it maintains high-quality support, it may be subject to claims from its customers, including for loss of revenue or damages, and its business, results of operations or financial condition may be materially and adversely affected.

S-19

The Corporation’s future growth is dependent upon the busing industries’ and the Corporation’s other customers’ willingness to adopt battery electric vehicles and specifically the Corporation’s vehicles.

The Corporation’s future growth is highly dependent upon the adoption by the commercial busing industries and the Corporation’s other target consumers of, and the Corporation is subject to an elevated risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles in particular. If the market for electric vehicles does not develop at the rate or in the manner or to the extent that the Corporation expects, or if critical assumptions the Corporation has made regarding the efficiency of its vehicles are incorrect or incomplete, the Corporation’s business, results of operations or financial condition may be adversely materially affected. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

●	perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost;

●	perceptions about vehicle safety in general, including the use of advanced technology, such as vehicle electronics, alternative fuel and regenerative braking systems;

●	the limited range over which electric vehicles may be driven on a single battery charge;

●	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge or short term declines resulting from adverse weather conditions;

●	the availability of service and charging stations for electric vehicles;

●	concerns about electric grid capacity and reliability, which could derail past, present and future efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;

●	the availability of alternative fuel vehicles;

●	improvements in the fuel economy of the internal combustion engine;

●	the environmental consciousness of the busing industries and the Corporation’s other target customers;

●	volatility in the cost of oil and gasoline;

●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

●	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation;

●	perceptions about and the actual cost of alternative fuel, as well as hybrid and electric vehicles; and

●	macroeconomic factors.

For example, it is unknown to what extent any decreases in the cost of diesel fuel may impact the market for electric vehicles. Even if the busing industries and the Corporation’s other target customers adopt battery electric vehicles, the Corporation may be unable to establish and maintain confidence in its long-term business prospects among consumers, analysts and within the industry, and may be subject to negative publicity. The influence of any of the factors described above may cause current or potential customers not to purchase the Corporation’s vehicles and may otherwise materially adversely affect the Corporation’s business, results of operations or financial condition.

S-20

The Corporation’s inability to leverage vehicle and customer data could impact the servicing of its products, its software algorithms and impact research and development operations.

The Corporation relies on data collected from the use of its fleet of vehicles, including vehicle data and data related to battery usage statistics. The Corporation uses this data in connection with the servicing and normal course software updates of its products, its software algorithms and the research, development and analysis of its vehicles. The Corporation’s inability to obtain this data or the necessary rights to use this data or the Corporation’s inability to properly analyze or use this data could result in the Corporation’s inability to adequately service its vehicles or delay or otherwise negatively impact its research and development efforts. Any of the foregoing could materially adversely affect the Corporation’s business, results of operations or financial condition.

The bus industry and the electric vehicle industry are highly competitive and the Corporation is likely to face competition from a number of sources. The Corporation may not be successful in competing in these industries, which may materially adversely affect its business, results of operations or financial condition.

The North American medium and heavy-duty bus market is highly competitive today and the Corporation expects it will become even more so in the future. The Corporation’s principal competition for their traditional medium and heavy-duty buses come from manufacturers of buses with internal combustion engines powered by diesel and CNG fuels. This includes New Flyer, Nova, Gillig and Rev Group, and other automotive manufacturers. The Corporation cannot assure that customers will choose its vehicles over those of its competitors’ traditional buses. As of the date hereof, few battery electric buses are being sold in the United States or Canada. However, the Corporation expects that an increasing number of competitors will enter the electric vehicle market within the next several years and as they do so the Corporation expects that it will experience significant competition. A number of private and public companies have announced plans to offer battery electric buses, including companies such as GreenPower, Motiv, Lightning Motors and others. Based on publicly available information, a number of these competitors have displayed prototype buses and have announced target availability and production timelines, while others have launched pilot programs in some markets. In addition, the Corporation is aware that potential competitors, including New Flyer, Proterra, GreenPower, Lion Electric and others, are currently manufacturing and selling battery electric buses.

Some of the Corporation’s current and potential competitors may also have greater financial resources, more extensive development, manufacturing, technical, marketing and service capabilities, greater brand, customer and industry recognition, a larger number of managerial and technical personnel or a lower cost of funds than the Corporation does or other competitive advantages relative to the Corporation. Many of the Corporation’s current and potential competitors may also be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.

The Corporation expects competition in its industry to intensify in the future in light of increased demand for electric and other alternative fuel vehicles and continuing globalization. Factors affecting competition include total cost of ownership, product quality and features, innovation and development time, pricing, availability, reliability, safety, fuel economy, customer service (including breadth of service network) and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in further downward price pressure and adversely affect the Corporation’s business, financial condition and results of operation. There can be no assurances that the Corporation will be able to compete successfully in the markets in which it operates. If the Corporation’s competitors introduce new vehicles or services that compete with or surpass the quality, price, performance or availability of the Corporation’s vehicles or services, the Corporation may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow it to generate attractive rates of return on its investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could materially adversely affect the Corporation’s business, results of operations or financial condition.

S-21

The unavailability, reduction or elimination of government and economic incentives due to policy changes, government regulation or otherwise, could have a material adverse effect on the Corporation’s business, results of operations or financial condition.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle industry or other reasons may result in the diminished competitiveness of the alternative fuel and electric vehicle industry generally or the Corporation’s vehicles. While certain tax credits and other incentives for alternative energy production, alternative fuel and electric vehicles have been available in the past, there is no guarantee these programs will be available in the future. If current tax incentives are not available in the future, the Corporation’s business, results of operations or financial condition could be materially adversely affected.

In particular, demand for the Corporation’s vehicles is influenced by federal, state, provincial and local tax credits, rebates, grants and other government programs and incentives that promote the use of battery electric vehicles. These include various government programs that make grant funds available for the purchase of battery electric vehicles. Additionally, demand for the Corporation’s vehicles may be influenced by laws, rules, regulations and programs that require reductions in carbon emissions, such as the various measures implemented by lawmakers and regulators in California and British Columbia, among others, designed to increase the use of electric and other zero-emission vehicles, including the establishment of firm goals in certain instances for the number of these vehicles operating on state and provincial roads by specified dates and the enactment of various laws and other programs in support of these goals. These programs and regulations, which have the effect of encouraging the use of battery electric vehicles, could expire or be repealed or amended for a variety of reasons. For example, parties with an interest in gasoline and diesel, hydrogen or other alternative vehicles or vehicle fuels, including lawmakers, regulators, policymakers, environmental or advocacy organizations, original equipment manufacturers (“OEMs”), trade groups, suppliers or other groups, may invest significant time and money in efforts to delay, repeal or otherwise negatively influence regulations and programs that promote the use of battery electric vehicles. Many of these parties have substantially greater resources and influence than the Corporation has. Further, changes in federal, state, provincial or local political, social or economic conditions, including a lack of legislative focus on these programs and regulations, could result in their modification, delayed adoption or repeal. Any failure to adopt, delay in implementation, expiration, repeal or modification of these programs and regulations, or the adoption of any programs or regulations that encourage the use of other alternative fuels or alternative vehicles over battery electric vehicles, would reduce the market for battery electric vehicles and could materially adversely affect the Corporation’s business, results of operations or financial condition.

The Corporation’s inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which it may apply could have a material adverse effect on its business, results of operations or financial condition.

The Corporation has applied, and expects in the future to apply, for federal, state and provincial grants, loans and tax incentives under government programs designed to stimulate the economy and support the production of battery electric vehicles and related technologies. The Corporation anticipates that in the future there will be new opportunities to apply for grants, loans and other incentives from federal, state, provincial and foreign governments. The Corporation’s ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of the Corporation’s applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive and will cause management to divert time and resources from other aspects of its business. The Corporation cannot assure that it will be successful in obtaining any of these additional grants, loans and other incentives, and the Corporation’s inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which it may apply could have a material adverse effect on its business, results of operations or financial condition.

Unfavorable changes in U.S. or Canadian laws or regulations and trade policy, including the imposition of tariffs or quotas, or changes in any free-trade arrangements such as the CUSMA could adversely affect the Corporation’s business, results of operations or financial condition.

S-22

While the Corporation plans on manufacturing some of its vehicles in the United States in the future, a majority of its vehicles are currently distributed from its Canadian facility. For the year ended December 31, 2020 and the year ended December 31, 2019, the Corporation’s total sales outside Canada represented approximately 20% and 19%, respectively, of its total sales, and the Corporation intends to continue to expand its operations in the United States by investing in the construction of a large-scale U.S. manufacturing facility and promoting its brand and vehicles in the United States. The U.S. market has been and is expected to continue generating sales growth. Several factors, including weakened international economic conditions, the introduction of new trade restrictions, increased protectionism or changes in free-trade arrangements such as the Canada-United States-Mexico Agreement (CUSMA), tariffs, negative geo-political events or an outbreak of infectious disease, a pandemic or a similar public health threat, such as the COVID-19 pandemic, could adversely affect such growth. In particular, the U.S. government has adopted a new approach to trade policy and in some cases has attempted to renegotiate or terminate certain existing bilateral or multi-lateral trade agreements. It has also imposed tariffs on certain foreign goods, including steel and certain commercial vehicle parts, which have resulted in increased costs for goods imported into the United States. There is no guarantee that further tariffs or additional trade restrictions will not be implemented on a broader range of products or raw materials. The resulting environment could have a material adverse effect on the Corporation’s business, results of operations or financial condition.

Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on the Corporation’s business, results of operations or financial condition.

The Corporation generally provides a limited warranty against defects for all of its products. In addition, the Corporation may in the future be required to make product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety, even if the defects related to any such recall or liability are not covered by the Corporation’s limited warranty. Although the Corporation employs quality control procedures, products manufactured by it will need repair or replacement or may be recalled. The Corporation’s standard warranties generally require it to repair or replace defective products during such warranty periods at no cost to the consumer. The Corporation records provisions based on an estimate of product warranty claims, but there is the possibility that actual claims may exceed these provisions and therefore negatively impact the Corporation’s results of operations of financial condition. Although the Corporation has not to this date made any major product recall, it could in the future be required to make major product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety. In addition, the risks associated with product recalls may be aggravated if production volumes increase significantly, supplied goods do not meet the Corporation’s standards, the Corporation fails to perform its risk analysis systematically or product-related decisions are not fully documented. The repair and replacement costs that the Corporation could incur in connection with a recall could have a material adverse effect on its business, results of operations or financial condition. Product recalls could also harm the Corporation’s reputation and cause it to lose customers, particularly if recalls cause consumers to question the safety or reliability of its products, which could have a material adverse effect on its business, results of operations or financial condition.

In addition, purchase agreements with the Corporation’s customers may from time to time contain, in addition to the Corporation’s limited warranty, undertakings related to certain specific levels of performance and availability for the vehicles sold thereunder. Failure by the Corporation to provide the required levels of performance and availability, even if such failure is the result of factors outside of the Corporation’s control, could result in the Corporation being liable under such contractual arrangements or allow customers to terminate their arrangements with the Corporation.

The Corporation is subject to information technology and cybersecurity risks to operational systems, security systems, infrastructure, integrated software in its vehicles and solutions and customer data processed by it, third-party vendors or suppliers, and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent the Corporation from effectively operating its business, harm its reputation or materially adversely affect its business, results of operations or financial condition.

The Corporation is at risk for interruptions, outages and breaches of: (i) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by it or its third-party vendors or suppliers; (ii) facility security systems, owned by it or its third-party vendors or suppliers; (iii) transmission control modules or other in-product technology, owned by it or its third-party vendors or suppliers; (iv) the integrated software in the Corporation’s vehicles; or (v) customer or driver data that the Corporation processes or the Corporation’s third-party vendors or suppliers process on its behalf. Such cyber incidents could materially disrupt operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, drivers or others; jeopardize the security of the Corporation’s facilities; or affect the performance of transmission control modules or other in-product technology and the integrated software in the Corporation’s vehicles. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time.

S-23

Although the Corporation maintains information technology measures designed to protect it against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and there is no guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. Any implementation, maintenance, segregation and improvement of the Corporation’s systems may require significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of the Corporation’s data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect the Corporation’s ability to manage its data and inventory, procure parts or supplies or produce, sell, deliver and service its vehicles, adequately protect its intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. The Corporation cannot be sure that these systems upon which it relies, including those of its third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If the Corporation does not successfully implement, maintain or expand these systems as planned, its operations may be disrupted, the Corporation’s ability to accurately and timely report its financial results could be impaired, and deficiencies may arise in the Corporation’s internal control over financial reporting, which may impact the Corporation’s ability to certify its financial results. Moreover, the Corporation’s proprietary information or intellectual property could be compromised or misappropriated, and its reputation may be adversely affected. If these systems do not operate as expected, the Corporation may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

A significant cyber incident could impact the Corporation’s manufacturing capacity or production capability, harm its reputation, cause the Corporation to breach its contractual arrangements with other parties or subject the Corporation to regulatory actions or litigation, any of which could materially affect its business, prospects, results of operations or financial condition. In addition, the Corporation’s insurance coverage for cyberattacks may not be sufficient to cover all the losses it may experience as a result of a cyber incident.

The Corporation also collects, uses, discloses, stores, transmits and otherwise processes customer, driver and employee and others’ data as part of its business and operations, which may include personal data or confidential or proprietary information. The Corporation also works with partners and third-party service providers or vendors that may in the course of their business relationship with the Corporation collect, store and process such data on the Corporation’s behalf and in connection with the Corporation’s products and services. There can be no assurance that any security measures that the Corporation or its third-party service providers, vendors, or suppliers have implemented will be effective against current or future security threats. While the Corporation has developed systems and processes designed to protect the availability, integrity, confidentiality and security of the Corporation’s, the Corporation’s customers’, drivers’ and employees’ and others’ data, such security measures or those of its third-party service providers, vendors or suppliers could fail and result in unauthorized access to or disclosure, acquisition, encryption, modification, misuse, loss, destruction or other compromise of such data. If a compromise of such data were to occur, the Corporation may become liable under its contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Laws in all 50 states of the Unites States and Canada require the Corporation to provide notice to individuals, customers, regulators, credit reporting agencies and others when certain sensitive information has been compromised as a result of a security breach or where a security breach creates a real risk of significant harm to an individual. Such laws are inconsistent and compliance in the event of a widespread data breach could be costly. Depending on the facts and circumstances of such an incident, these damages, penalties, fines and costs could be significant. Any such event could harm the Corporation’s reputation and result in litigation against it, or otherwise materially adversely affect its business, prospects, results of operations or financial condition.

S-24

Any unauthorized control or manipulation of the information technology systems in the Corporation’s vehicles could result in loss of confidence in the Corporation and its vehicles and harm its reputation, which could materially adversely affect its business, results of operations or financial condition.

The Corporation’s vehicles contain complex information technology systems and built-in data connectivity to accept and install periodic remote updates to improve or update functionality. The Corporation has designed, implemented and tested security measures intended to prevent unauthorized access to its information technology networks and its vehicles and related systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks, vehicles and systems to gain control of or to change the Corporation’s solutions’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the vehicles. Future vulnerabilities could be identified and the Corporation’s efforts to remediate such vulnerabilities may not be successful. Any unauthorized access to or control of the Corporation’s vehicles, or any loss of customer data, could result in legal claims or proceedings and remediation of such problems could result in significant, unplanned capital expenditures. In addition, regardless of their veracity, reports of unauthorized access to its technology systems or data, as well as other factors that may result in the perception that the Corporation’s vehicles, technology systems or data are capable of being “hacked,” could materially negatively affect the Corporation’s brand and harm the Corporation’s business, prospects, results of operations or financial condition.

The Corporation’s vehicles, as well as the maintenance and repair services it offers to its customers, rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if the Corporation is unsuccessful in addressing or mitigating technical limitations in its systems, the Corporation’s business, results of operations or financial condition could be materially adversely affected.

The Corporation’s vehicles rely on software and hardware, including software and hardware developed or maintained by third parties, that is highly technical and complex and will require modification and updates over the life of the vehicle. In addition, the performance of the software solutions included in the Corporation’s vehicles depends on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. The Corporation’s software and hardware may contain errors, bugs or vulnerabilities, and its systems are subject to certain technical limitations that may compromise the Corporation’s ability to meet its objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within the Corporation’s software and hardware. Although the Corporation attempts to remedy any issues it observes in its vehicles and software as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of the Corporation’s customers. Additionally, if the Corporation is able to deploy updates to the software addressing any issues, but such updates cannot or are not installed by its customers, such customers’ software will be subject to these vulnerabilities until they install such updates. If the Corporation is unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in its software and hardware, the Corporation may suffer damage to its reputation, loss of customers, loss of revenue or liability for damages, any of which could materially adversely affect the Corporation’s business, results of operations or financial condition.

Interruption or failure of the Corporation information technology and communications systems could impact the Corporation’s ability to effectively provide the Corporation’s services.

The availability and effectiveness of the Corporation’s goods and services depend on the continued operation of information technology and communications systems. The Corporation’s systems will be vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm the Corporation’s systems. The Corporation utilizes reputable third-party service providers or vendors for the Corporation’s data, and these providers could also be vulnerable to harms similar to those that could damage the Corporation systems, including sabotage and intentional acts of vandalism causing potential disruptions. Some of the Corporation’s systems may not be redundant, and the Corporation’s disaster recovery planning cannot account for all eventualities. Any problems with the Corporation’s third-party cloud hosting providers could result in lengthy interruptions in the Corporation’s business. In addition, the Corporation’s products utilize technical and complex technology which may contain errors or vulnerabilities that could result in interruptions in the Corporation’s business or the failure of the Corporation’s systems.

S-25

The Corporation is subject to evolving laws, regulations, standards and contractual obligations related to data privacy and security, and the Corporation’s actual or perceived failure to comply with such obligations could harm its reputation, subject it to significant fines and liability or adversely affect its business.

Collection, use, disclosure, storage, transmission or other processing of the Corporation’s customers’, employees’ and others’ information in conducting the Corporation’s business may subject it to various legislative and regulatory burdens related to data privacy and security that could require notification of data breaches, restrict or impose burdensome conditions on the Corporation’s use of such information and hinder the Corporation’s ability to acquire new customers or market to existing customers. The regulatory framework for data privacy and security is rapidly evolving, and the Corporation may not be able to monitor and react to all developments in a timely manner. For example, California requires connected devices to maintain minimum information security requirements. As legislation continues to develop, the Corporation will likely be required to expend significant additional resources to continue to modify or enhance the Corporation’s protective measures and internal processes to comply with such legislation. In addition, non-compliance with these laws or a significant breach of the Corporation’s third-party service providers’ or vendors’ or the Corporation’s own network security and systems could have serious negative consequences for its business and future prospects, including possible fines, penalties and damages, reduced customer demand for its vehicles and harm to its reputation and brand. Customers may also object to the Corporation’s or its third party service providers’ or vendors’ collection or processing of certain information, including personal data, which could materially adversely affect the Corporation’s business, results of operations or financial condition.

The performance characteristics of the Corporation’s vehicles, including battery life and range, may vary or decline over time, including due to factors outside of the Corporation’s control. Any such variation or decline may negatively influence potential or existing customers’ decisions whether to purchase the Corporation’s vehicles or affect the Corporation’s reputation, or could materially adversely affect its business, results of operations or financial condition.

The performance characteristics of the Corporation’s vehicles, including battery life and range, may vary or decline over time, including due to factors outside of the Corporation’s control. Factors such as driver behavior, usage, speed, terrain, time and stress patterns may also impact the battery’s ability to hold a charge, which would decrease the Corporation’s vehicles’ range before needing to recharge. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions. In addition, the Corporation cannot guarantee that battery life and range deterioration will not be greater than what is currently anticipated. Any deterioration above the expected level could affect the Corporation’s reputation or could materially adversely affect its business, results of operations or financial condition.

The Corporation relies on unpatented proprietary know-how, trade secrets and contractual restrictions, and not patents, to protect its intellectual and other proprietary rights. Failure to adequately protect, enforce or otherwise manage the Corporation’s intellectual and other proprietary rights may undermine its competitive position and could materially adversely affect its business, prospects, results of operations or financial condition.

Protection of proprietary technology, processes, methods and other intellectual property related to the Corporation is critical to its business. The Corporation relies on unpatented proprietary know-how, trade secrets, trademarks, copyrights and contractual restrictions to protect its intellectual property and other proprietary rights and the Corporation does not hold any patents related to its business. As a matter of course, the Corporation employs numerous measures to protect its intellectual property and other confidential information, including technical data. For instance, the Corporation has implemented procedures designed to make the proprietary technology incorporated in its vehicle systems very difficult to access and/or retrieve and imposes consequences for users that seek to obtain unauthorized access to such technology. In addition, the Corporation enters into confidentiality agreements with suppliers, vendors, service providers, customers and other third parties with whom it may share information about its business and operations, and the Corporation also requires all of its employees, consultants and other persons who work for it to enter into confidentiality and assignment of intellectual property agreements. However, failure to adequately protect the Corporation’s intellectual property rights could result in the Corporation’s competitors offering similar products, potentially resulting in the loss of some of the Corporation’s competitive advantage and a decrease in revenue which would adversely affect the Corporation’s business, prospects, financial condition and operating results.

S-26

As well, there can be no assurance that competitors and other third parties will not independently develop the know-how and trade secrets related to the Corporation’s proprietary technology, in which case the Corporation would not be able to prevent such third parties from using such know-how and trade secrets, or develop better products or manufacturing methods or processes than it.

Further, the Corporation may not be able to deter current and former employees, consultants, suppliers and customers as well as other parties from breaching confidentiality agreements and misappropriating proprietary information and it is possible that third parties may copy or otherwise obtain and use the Corporation’s information and proprietary technology without authorization or otherwise infringe on the Corporation’s intellectual property and other proprietary rights. The Corporation may in the future need to rely on litigation to enforce its intellectual property rights and contractual rights, and, if not successful, may not be able to protect the value of its intellectual property. Any litigation could be protracted and costly and have a material adverse effect on the Corporation’s business, prospects, results of operations or financial condition regardless of the outcome. As well, in some cases the costs associated with such litigation could make enforcement impracticable. Further, intellectual property and contract laws vary throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States and Canada. Policing the unauthorized use of the Corporation’s intellectual property in foreign jurisdictions may be difficult. Therefore, the Corporation’s intellectual property rights may not be as strong or as easily enforced outside of the United States and Canada. Failure to adequately enforce the Corporation’s intellectual property rights could result in its competitors offering similar products, potentially resulting in the loss of some of the Corporation’s competitive advantage and a decrease in its revenue, which would adversely affect its business, prospects, financial condition and operating results.

The Corporation has a long sales, production, and technology development cycle for new public transit customers, which may create fluctuations in whether and when revenue is recognized, and may have an adverse effect on the Corporation’s business.

The vast majority of the Corporation’s current and historical sales are to transit agencies that do not procure transit buses every year. The complexity, expense and nature of government procurement processes result in a lengthy customer acquisition and sales process. It can take the Corporation years to attract, obtain an award from, contract with, and recognize revenue from the sale of a vehicle to a new customer, if the Corporation is successful at all. Before awarding an order for transit buses, transit agencies generally conduct a comprehensive and competitive proposal process based on a variety of criteria, including technical requirements, reliability, reputation and price. Even if the Corporation is awarded an order, the actual realization and timing of revenue is subject to various contingencies, many of which are beyond the Corporation’s control, including the customer’s interpretation of technical or performance requirements for acceptance, timing and conditions of customer acceptance, and the customer’s reduction, modification or termination of an order. A customer is not obligated to purchase the transit buses and may cancel or modify an award prior to entering into a contract or purchase order with the Corporation. The Corporation may experience customer cancellations or modifications of awards. Prior to entering into a contract or purchase order with the Corporation, a customer can cancel or modify an award for a variety of reasons, including as a result of improvements in the Corporation’s technology or the technology of the Corporation’s competitors between the dates of award and signed contract, or as the result of a successful bid protest.

The Corporation’s sales and production cycle for a transit customer can be a long and time-consuming process. The initial sales process from first engagement to award typically ranges from 6 to 18 months. The award of a proposal is typically followed by a pre-production process where the design and specifications of the customized buses are mutually agreed and the Corporation negotiates a final contract and purchase order with the customer. Procurement of parts and production typically follow this final agreement between the Corporation and the customer. Once a bus is fully manufactured, the customer performs a final inspection and determines whether to accept delivery of the bus, at which time the Corporation recognizes revenue on the sale. The length of time between a customer award and vehicle acceptance typically varies between 9 and 24 months, depending on product availability, production capacity and the pre-delivery and post-delivery inspection process by the customer which often results in additional changes to the transit bus after manufacturing completion, re-works, further product validation and acceptance periods and additional costs to the Corporation that the Corporation may not be able to recover. Consequently, the Corporation may invest significant resources and incur substantial expenses before a customer accepts a bus order and these expenses may not be recovered at all if a customer does not accept the completed bus, the bus requires costly modifications or the Corporation extends additional warranties. For instance, the Corporation creates a bill of materials and obtains the appropriate parts for each customized bus for a customer, which can result in excessive inventory risk if a customer changes or cancels the order. In addition, the Corporation may devote significant management effort to develop potential relationships that do not result in bus orders, acceptance of the bus as delivered, and the corresponding recognition of revenue, and the diversion of that effort may prevent the Corporation from pursuing other opportunities. As a result, the Corporation’s long sales and development cycle may subject the Corporation to significant risks that could have an adverse effect on the Corporation’s business, prospects, financial condition and operating results.

S-27

The Corporation’s business could be adversely affected from an accident or safety incident involving the Corporation’s transit buses.

An accident or safety incident involving one of the Corporation’s transit buses could expose the Corporation to significant liability and a public perception that the Corporation’s transit buses and products are unsafe or unreliable. The Corporation’s agreements with customers contain broad indemnification provisions, and in the event of a major accident, the Corporation could be subject to significant personal injury and property claims that could subject the Corporation to substantial liability. While the Corporation maintains liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate to cover fully all claims, and the Corporation may be forced to bear substantial losses from an accident or safety incident. In addition, any accident or safety incident involving one of the Corporation’s buses, even if fully insured, could harm the Corporation’s reputation and result in a loss of future customer demand if it creates a public perception that the Corporation’s transit buses are unsafe or unreliable as compared to those offered by other transit bus manufacturers or other means of transportation. While the Corporation has not experienced significant accident or safety incidents involving its transit buses, the Corporation has experienced malfunctions, such as thermal events and a bus fire related to low voltage wiring. Also, any accident or safety incident involving the buses of the Corporation’s competitors could result in reduced customer demand if it creates a public perception that bus transit in general is unsafe or unreliable. There are also risks particular to the operation of electric transit buses, and the Corporation’s business could be adversely affected by an accident or safety incident involving the Corporation’s battery systems, electrification and charging solutions, fleet and energy management systems or electric transit buses. Such an incident could expose the Corporation to significant liability and a public perception that the Corporation’s electric transit buses are unsafe or unreliable. As a result, any accident or safety incident involving the Corporation’s buses, or the buses of the Corporation’s competitors, could materially and adversely affect the Corporation’s business, prospects, financial condition and operating results.

The Corporation’s work with government customers exposes it to unique risks inherent in government contracting.

The Corporation must comply with and is affected by laws and regulations relating to the award, administration and performance of government contracts. Government contract laws and regulations affect how the Corporation does business with its customers and impose certain risks and costs on its business. A violation of specific laws and regulations by the Corporation, its employees, or others working on its behalf could harm its reputation and result in the imposition of fines and penalties, the termination of the Corporation’s contracts, suspension or debarment from bidding on or being awarded contracts and civil or criminal investigations or proceedings.

The Corporation’s performance under its contracts with government entities and its compliance with the terms of those contracts and applicable laws and regulations are subject to periodic audit, review and investigation by various agencies of the government. If such an audit, review or investigation uncovers a violation of a law or regulation or improper or illegal activities relating to the Corporation’s government contracts, the Corporation may be subject to civil or criminal penalties or administrative sanctions, including the termination of contracts, forfeiture of profits, the triggering of price reduction clauses, withholding of payments, suspension of payments, fines and suspension or debarment from contracting with government agencies. There is inherent uncertainty as to the outcome of any audit, review or investigation. If the Corporation incurs a material penalty or administrative sanction or otherwise suffers harm to its reputation, its business, prospects, financial condition or operating results could be adversely affected.

Further, if a government regulatory authority were to initiate suspension or debarment proceedings against the Corporation as a result of a conviction or indictment for illegal activities, the Corporation may lose its ability to be awarded contracts in the future or receive renewals of existing contracts for a period of time. The Corporation could also suffer harm to its reputation if allegations of impropriety were made against the Corporation, which would impair the Corporation’s ability to win awards of contracts in the future or receive renewals of existing contracts. Inability to be awarded contracts in the future or receive renewal of existing contacts could have an adverse effect on the Corporation’s business, prospects, financial condition and operating results.

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If the Corporation is unable to obtain bid bonds, performance bonds or letters of credit required by public transit agencies or other customers, the Corporation’s ability to obtain future projects could be negatively affected.

The Corporation has in the past been, and may in the future be, required to provide bid bonds or performance bonds to secure its performance under customer contracts or, in some cases, as a prerequisite to submitting a bid on a potential project. The Corporation’s continued ability to obtain these bonds will depend primarily upon its capitalization, working capital, past performance, management expertise, reputation and certain external factors, including the overall capacity of the surety market. Surety companies consider these factors in relation to the amount of the Corporation’s awards and their underwriting standards, which may change from time to time. Surety companies also require that the Corporation collateralize a percentage of the bond with cash or other form of credit enhancement. With a decreasing number of insurance providers in that market, it may be difficult to find sureties who will continue to provide contract-required bonding on acceptable terms and conditions, or at all. Furthermore, events that affect surety markets generally may result in bonding becoming more difficult to obtain in the future or being available only at a significantly greater cost.

In addition, some of the Corporation’s customers also require collateral guarantees in the form of letters of credit to secure performance or to fund possible damages in the event of default under the Corporation’s contracts with them. If the Corporation enters into agreements that require the issuance of letters of credit, the Corporation’s liquidity could be negatively impacted. The Corporation’s inability to obtain adequate bonding or letters of credit and, as a result, to bid or enter into agreements, could have an adverse effect on the Corporation’s business, prospects, financial condition and operating results.

The Corporation’s businesses rely heavily on its specialized sales personnel and technical sales support to market and sell its products. If the Corporation is unable to effectively hire, train, manage and retain its sales personnel, its business may be adversely impacted.

The success of the Corporation’s businesses largely depends on the Corporation’s ability to hire, train and manage its sales personnel who have experience with and connections to the public and other transit agencies and commercial vehicle OEMs that are the Corporation’s current and potential customers. Because the Corporation employs a small and specialized sales force, the loss of any member of the Corporation’s sales team or technical sales support professionals could weaken its sales expertise and its customer reach, and adversely affect the Corporation’s business, and the Corporation may not be able to find adequate replacements on a timely basis, or at all. Moreover, there are no assurances that the Corporation will be able to maintain a sufficient level of sales personnel to effectively meet its needs as its business continues to grow.

Competition for sales personnel who are familiar with and trained to sell the Corporation’s products and services continues to be strong. The Corporation trains its sales personnel to better understand its existing and new product technologies and how they can be positioned against the Corporation’s competitors’ products. The Corporation also trains its sales personnel to be adept at working with long sales cycles characteristic of public agency customers and commercial vehicle manufacturers, as well as the special requirements attendant to each.

These initiatives are intended to improve the productivity of the Corporation’s sales personnel and the Corporation’s revenue and profitability. It takes time for the sales professionals to become productive following their hiring and training and there can be no assurance that sales representatives will reach adequate levels of productivity, or that the Corporation will not experience significant levels of attrition in the future. Measures the Corporation implements to improve productivity may not be successful and may instead contribute to instability in the Corporation’s operations, departures from the Corporation’s sales and technical support organizations, or reduce the Corporation’s revenue or profitability, and harm its business.

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Regulations related to “conflict minerals” may force the Corporation to incur additional expenses, may make the Corporation’s supply chain more complex and may result in damage to the Corporation’s reputation with customers.

Pursuant to the Dodd-Frank Act, the SEC has adopted requirements for companies that use certain minerals and metals, known as conflict minerals, in their products, whether these products are manufactured by third parties. These requirements require companies to perform due diligence, disclose and report whether such minerals originate from the Democratic Republic of Congo and adjoining countries, or come from recycled or scrap sources. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of heavy-duty electric vehicles, including the Corporation’s products. While these requirements continue to be subject to administrative uncertainty, the Corporation will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in the Corporation’s products. Since the Corporation’s supply chain is complex, the Corporation may not be able to sufficiently verify the origins for these minerals and metals used in the Corporation’s products through the due diligence procedures that the Corporation implements, which may harm its reputation. In such event, the Corporation may also face difficulties in satisfying customers who require that all of the components of the Corporation’s products are certified as conflict mineral free.

Failure to comply with anti-corruption, anti-money laundering laws and sanctions laws, including the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (“FCPA”) and similar laws associated with the Corporation’s activities outside of the United States, could subject the Corporation to penalties and other adverse consequences.

The Corporation is subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the UK Bribery Act of 2010, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), U.S. and foreign laws relating to economic sanctions, including the laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control and may be subject to other anti-bribery, anti-money laundering and sanctions laws in countries in which the Corporation conducts activities. The Corporation faces significant risks if the Corporation fails to comply with the FCPA and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from promising, authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties and private sector recipients for the purpose of obtaining or retaining business, directing business to any person or securing any advantage. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. The Corporation may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and the Corporation can be held liable for the corrupt or other illegal activities of these third- party intermediaries, the Corporation’s employees, representatives, contractors, partners and agents, even if the Corporation does not explicitly authorize such activities. The Corporation has implemented an anti-corruption compliance program but cannot assure you that all of its employees and agents, as well as those companies to which the Corporation outsources certain of its business operations, will not take actions in violation of the Corporation’s policies and applicable law, for which the Corporation may be ultimately held responsible.

Any violation of the FCPA other applicable anti-corruption laws, anti-money laundering and other applicable laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges or severe criminal or civil sanctions, which could have an adverse effect on the Corporation’s business, prospects, financial condition and operating results. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources, significant defense costs and other professional fees.

Cancellations, reductions or delays in customer orders or customer breaches of purchase agreements may adversely affect the Corporation’s results of operations.

The Corporation provides products to its customers for which the Corporation is customarily not paid in advance. The Corporation relies on the creditworthiness of its customers to collect on its receivables from them in a timely manner after it has billed for products previously provided. While the Corporation generally provides products pursuant to a written contract which determines the terms and conditions of payment to it by its customers, it is possible that customers may dispute an invoice and delay, contest or not pay the Corporation’s receivable. The Corporation’s failure to collect its receivables could adversely affect its cash flows and results of operations and, in certain cases, could cause the Corporation to fail to comply with the financial covenants under its outstanding debt.

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Fuel shortages, or high prices for fuel, could have a negative effect on sales of the Corporation’s products.

Gasoline or diesel fuel is required for the operation of most of the Corporation’s vehicles and there is no assurance that the supply of these petroleum products will continue uninterrupted or that the price of or tax on these petroleum products will not significantly increase. High fuel costs generally drive greater demand for better fuel economy and substantial increases in the price of fuel have had a material adverse effect on the specialty vehicle industry as a whole in the past and could have a material adverse effect on the Corporation’s business in the future. Fluctuations in fuel prices have also historically negatively impacted consumer confidence and increased customer preferences for alternative fuel vehicles, only some of which the Corporation produces.

Holders of the Warrants will have no rights as a shareholder until such holders exercise their Warrants and acquire Common Shares.

Until holders of Warrants acquire Warrant Shares upon exercise of the Warrants, holders of Warrants will have no rights with respect to the Common Shares underlying such Warrants. Upon exercise of the Warrants, the holders thereof will be entitled to exercise the rights of a shareholder only as to matters for which the record date occurs after the exercise date.

The Warrants may not have any value.

The Warrants have an exercise price of US$5.10 per share and expire on the third anniversary of the date of original issuance. In the event the Common Share price does not exceed the exercise price of the Warrants during the period when the Warrants are exercisable, the Warrants may not have any value.

There is no public market for the Warrants being offered in this Offering.

There is no established public trading market for the Warrants being offered in this Offering, and the Corporation does not expect a market to develop. In addition, the Corporation does not intend to apply for listing of the Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Warrants will be limited.

A large number of Common Shares may be issued and subsequently sold upon the exercise of the Warrants. The sale or availability for sale of these Warrants may depress the price of the Common Shares.

An aggregate of 1,995,305 Common Shares are issuable upon the exercise of the Warrants. To the extent that the holders of the Warrants sell the Common Shares issued upon the exercise of the Warrants, the market price of the Common Shares may decrease due to the additional selling pressure in the market. The risk of dilution from issuances of Common Shares underlying the Warrants may cause shareholders to sell their Common Shares, which could further contribute to any decline in the Common Share price.

The Corporation will have discretion in the application of the net proceeds from the Offering.

The Corporation currently intends to allocate the net proceeds received from the Offering as described under “Use of Proceeds”; however, the Corporation will have discretion in the actual application of such net proceeds, and may elect to allocate net proceeds differently from that described under “Use of Proceeds” if determined by the board of directors of the Corporation (the “Board of Directors”) to be in the Corporation’s best interests to do so. Shareholders may not agree with the manner in which the Board of Directors and management choose to allocate and spend the net proceeds. The failure by the Corporation to apply these funds effectively could have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects.

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Investors may lose their entire investment.

An investment in the Units is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

Holders of Common Shares will be diluted.

The Corporation may issue additional securities in the future, which may dilute a shareholder’s holdings in the Corporation. The Corporation’s notice of articles permit the issuance of an unlimited number of Common Shares, and shareholders have no pre-emptive rights or participation rights in connection with such further issuance. The directors of the Corporation have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Corporation on the exercise of options under the Corporation’s stock option plan and upon the exercise of outstanding warrants.

There is no guarantee that the Common Shares will earn any positive return in the short term or long term.

A holding of Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

The Corporation may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions.

The Corporation cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Corporation. Furthermore, to the extent holders of the Corporation’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control.

The factors which may contribute to market price fluctuations of the Common Shares include the following:

●	actual or anticipated fluctuations in the Corporation’s quarterly results of operations;

●	recommendations by securities research analysts;

●	changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

●	addition to or departure of the Corporation’s executive officers, directors and other key personnel;

●	release or expiration of transfer restrictions on outstanding Common Shares (including Common Shares subject to lock-up restrictions);

●	sales or perceived sales of additional Common Shares;

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●	operating and financial performance that vary from the expectations of management, securities analysts and investors;

●	regulatory changes affecting the Corporation’s industry generally and its business and operations;

●	announcements of developments and other material events by the Corporation or its competitors;

●	fluctuations to the costs of vital production materials and services;

●	changes in global financial markets and global economies and general market conditions, such as interest rates;

●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;

●	litigation or regulatory action against us;

●	operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies;

●	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation’s industry or target markets; and

●	current and future global economic, political and social conditions, including the COVID-19 pandemic.

The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future, and consequently, purchasers in the Offering may never receive a return on their investment.

Any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Board of Directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

Future sales, or the perception of future sales, of Common Shares by existing shareholders or by us, or future dilutive issuances of Common Shares by us, could adversely affect prevailing market prices for the Common Shares.

Subject to compliance with applicable securities laws, sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares or securities convertible into Common Shares intend to sell Common Shares, could reduce the prevailing market price of our Common Shares. We cannot predict the effect, if any, that future public sales of these securities or the availability of these securities for sale will have on the market price of our Common Shares. If the market price of our Common Shares were to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment.

In addition, certain holders of options and other share-based awards will have an immediate income inclusion for tax purposes when they exercise their options or when their other awards are share-settled (that is, tax is not deferred until they sell the underlying Common Shares). As a result, these holders may need to sell Common Shares purchased on the exercise of options or issued upon share settlement of share-based awards in the same year that they exercise their options or in which their share-based awards are share-settled. This might result in a greater number of Common Shares being sold in the public market, and reduced long-term holdings of Common Shares by our management and employees.

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If securities or industry analysts do not publish research or reports about the Corporation’s business, or if they downgrade the Common Shares, the price of the Common Shares could decline.

The trading market for our Common Shares depends, in part, on the research and reports that securities or industry analysts publish about the Corporation or its business. The Corporation does not have any control over these analysts. If one or more of the analysts who cover the Corporation downgrade the Corporation’s stock or publish inaccurate or unfavorable research about the Corporation’s business, the price of the Common Shares would likely decline. In addition, if the Corporation’s results of operations fail to meet the forecast of analysts, the price of the Common Shares would likely decline. If one or more of these analysts cease coverage of the Corporation or fail to publish reports on the Corporation regularly, demand for the Common Shares could decrease, which might cause the price and trading volume of the Common Shares to decline.

The Corporation incurs increased costs as a result of being a public company in the United States, and management is required to devote substantial time to United States public company compliance efforts.

As a public company in the United States, the Corporation incurs additional legal, accounting, Nasdaq, reporting and other expenses that the Corporation does not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of our business by diverting the attention of some of the Corporation’s senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting the Corporation’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing the Corporation’s business. Any of these effects could harm the Corporation’s business, results of operations and financial condition.

If the Corporation’s efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Corporation and its business may be adversely affected. As a public company in the United States, it is more expensive for the Corporation to obtain director and officer liability insurance, and the Corporation will be required to accept reduced coverage or incur substantially higher costs to continue its coverage. These factors could also make it more difficult for the Corporation to attract and retain qualified directors.

The U.S. Sarbanes-Oxley Act 2002, as amended (the “U.S. Sarbanes-Oxley Act”) requires that the Corporation maintain effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act (“Section 404”), the Corporation is required to furnish a report by our management on its internal control over financial reporting (“ICFR”), which, if or when the Corporation is no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by its independent registered public accounting firm.

To achieve compliance with Section 404 within the prescribed period, the Corporation will document and evaluate its ICFR, which is both costly and challenging. In this regard, the Corporation needs to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of its ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite the Corporation’s efforts, there is a risk that neither the Corporation nor its independent registered public accounting firm will be able to conclude within the prescribed timeframe that the Corporation’s ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in the Corporation’s ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Corporation’s consolidated financial statements. In addition, in the event that the Corporation is not able to demonstrate compliance with the Sarbanes-Oxley Act, that its internal control over financial reporting is perceived as inadequate, or that it is unable to produce timely or accurate financial statements, investors may lose confidence in its operating results and the price of the Common Shares may decline. In addition, if the Corporation is unable to continue to meet these requirements, it may not be able to remain listed on Nasdaq.

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As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.

The Corporation is a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act, and is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the Exchange Act in accordance with Canadian disclosure requirements. Under the Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation will not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Corporation is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation expects to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, the Corporation has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that it discloses the requirements it is not following and describe the Canadian practices it follows instead. For example, the Corporation intends to utilize exemptions under Nasdaq listing standards from the requirement to have fully independent compensation and nominating and corporate governance committees, as defined under Nasdaq rules. In addition, the Corporation does not intend to follow the minimum quorum requirements for shareholder meetings as well as certain shareholder approval requirements prior to the issuance of securities under Nasdaq listing standards, as permitted for foreign private issuers. As a result, the Corporation’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

Following the completion of the Offering, the Corporation may cease to qualify as a foreign private issuer. If the Corporation ceases to qualify, it will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer which may increase its costs of being a public company in the United States.

The Corporation will be relying on the one-year phase in period for its audit committee composition under Nasdaq and SEC rules.

Under Nasdaq listing standards and SEC rules, the Corporation is required to have a fully independent audit committee, subject to limited exceptions and phase-in periods. Currently, two of its three audit committee members are independent under Nasdaq listing standards and SEC rules for foreign private issuers. The Corporation intends to appoint one additional independent director to its audit committee to replace the non-independent director within one year following the listing of the Common Shares on Nasdaq pursuant to the applicable Nasdaq and SEC phase-in provisions for initial public offerings. During this phase-in period, the Corporation’s shareholders may not have the same protections afforded to shareholders of companies of which the audit committee is fully independent. If, within the phase-in period, the Corporation is not able to appoint an additional director who is independent and would otherwise meet Nasdaq’s audit committee composition requirements, or otherwise comply with the Nasdaq listing requirements, the Corporation may be subject to enforcement actions by Nasdaq and the Common Shares may be subject to delisting.

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The Corporation is an emerging growth company and intends to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make the Common Shares less attractive to investors.

The Corporation is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. The Corporation will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which it has total annual gross revenue of US$1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Common Shares pursuant to the Registration Statement; (iii) the date on which it has issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date it qualifies as a “large accelerated filer” under the rules of the SEC, which means the market value of the Common Shares held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter after it has been a reporting company in the United States for at least 12 months. For so long as the Corporation remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

The Corporation may take advantage of some, but not all, of the available exemptions available to emerging growth companies. The Corporation cannot predict whether investors will find the Common Shares less attractive if it relies on these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the price of the Common Shares may be more volatile.

The Corporation is governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws.

The Corporation is governed by the BCBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Corporation’s constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Corporation by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the BCBCA and Delaware General Corporation Law (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Corporation’s articles) the BCBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a majority vote; and (ii) under the BCBCA, holders of 5% or more of the Corporation’s shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

As the Corporation is a Canadian corporation and most of its directors and officers reside or are organized in Canada, it may be difficult for United States shareholders to effect service on the Corporation, and it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

The Corporation is governed by the BCBCA with its principal place of business in Canada, most of its directors and officers reside or are organized in Canada or the provinces thereof and the majority of the Corporation’s assets and all or a substantial portion of the assets of these persons may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Corporation or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Corporation or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Corporation’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

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If a United States person is treated as owning at least 10% of the Common Shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of the Common Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because the Corporation’s group includes one or more non-U.S. subsidiaries, the Corporations expects that certain of its non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not it is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether it makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. The Corporation cannot provide any assurances that it will assist investors in determining whether any of its non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in the Common Shares.

The Corporation may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. Holders of the Common Shares.

Generally, if for any taxable year 75% or more of the Corporation’s gross income is passive income, or at least 50% of the average quarterly value of its assets are held for the production of, or produce, passive income, the Corporation would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The Corporation’s status as a PFIC may also depend on how quickly it uses the cash proceeds from this Offering in its business. Based on the nature of the Corporation’s income and the value and composition of its assets, the Corporation does not believe it was a PFIC during the taxable year ended December 31, 2020. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that the Corporation will not be a PFIC for the current or future taxable years. If it is characterized as a PFIC, its shareholders who are U.S. Holders may suffer adverse tax consequences, including the treatment of gains realized on the sale of the Common Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on the Common Shares by individuals who are U.S. Holders, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. However, the Corporation does not intend to provide the information necessary for U.S. Holders to make QEF elections if it is classified as a PFIC.

CONSOLIDATED CAPITALIZATION

There have been no changes in the consolidated capitalization of the Corporation since June 30, 2021, other than the following:

(a)	subsequent to June 30, 2021, a total of 20,000 Common Shares were issued pursuant to the exercise of stock options for gross proceeds of C$30,000;

(b)	subsequent to June 30, 2021, a total of 71,837 Common Shares were issued pursuant to sales under the ATM Program for gross proceeds of US$401,139.59; and

(c)	subsequent to June 30, 2021, debentures in the principal amount of C$10.3 million were issued by the Corporation along with common shares purchase warrants for the purchase of up to 412,000 Common Shares, as described in “The Corporation—Recent Developments – Debenture Financing.”

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USE OF PROCEEDS

The Corporation estimates that its net proceeds from the Offering will be approximately US$15.5 million after deducting the underwriting discounts and commissions of US$1,189,999.90 and the expenses under the Offering, which are estimated to be approximately $0.3 million.

It is currently intended that a portion of the new proceeds from the Offering will be used to fund the US$12.0 million portion of the License Fee payable to Optimal-EV pursuant to the Sales and Marketing Agreement, with the remaining net proceeds to be used for general corporate purposes, including new product development and certifications, new product demonstration models, expansion of production capacity and general working capital. Pending their use, the Corporation intends to invest the net proceeds from this Offering in short-term, investment grade, interest bearing instruments or hold them as cash. The Corporation may, from time to time, issue securities (including equity and debt securities) other than pursuant to this prospectus supplement.

Although the Corporation intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Corporation will have broad discretion with respect to the actual use of the net proceeds from the Offering. See “Risk Factors.”

UNDERWRITING

The Offering

The Corporation is offering the Units through the Underwriter pursuant to the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriter has agreed to purchase, the Units at an aggregate purchase price of US$4.26, less the US$0.2982 underwriting commission, payable in cash to the Corporation against delivery. The obligations of the Underwriter under the Underwriting Agreement may be terminated at its discretion on the basis of any domestic or international event or act or occurrence that has materially disrupted, or in the opinion of the Underwriter will in the immediate future materially disrupt, the market for the Corporation’s securities or securities in general and may also be terminated upon the occurrence of certain stated events. The Underwriter is, however, obligated to take up and pay for all of the Units if any of the Units are purchased under the Underwriting Agreement.

The Offering is being made only in the United States pursuant to the multijurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Units will be offered in the United States by the Underwriter either directly or through its duly registered U.S. broker dealer affiliates or agents. The Units are offered subject to a number of conditions, including:

●	receipt and acceptance of the Units by the Underwriter;
●	approval of legal matters by the Underwriter’s counsel, including the validity of the securities being offered;
●	the Underwriter’s right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part; and
●	other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriter of officers’ certificates and legal opinions.

The Corporation has not granted to the Underwriter any over-allotment option.

The offering price of the Units was determined by arm’s length negotiation between the Corporation and the Underwriter. The Units will not be certificated and the Unit Shares and Warrants will be issued separately but will be purchased together in the Offering.

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Commissions

Units sold by the Underwriter to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. If all of the Units are not sold at the public offering price, the Underwriter may change the offering price and the other selling terms. Upon execution of the Underwriting Agreement, the Underwriter will be obligated to purchase the Units at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per Unit and total Underwriting Commission the Corporation will pay to the Underwriter:

Per Unit	US$	0.2982

Total	US$	1,189,999.90

We estimate that the total expenses of the Offering payable by us, not including the Underwriting Commission, will be approximately US$0.3 million. We have agreed to reimburse the Underwriter for certain of its fees and expenses, including the expenses of counsel to the Underwriter, in an amount not to exceed US$150,000 in the aggregate.

Covenants

We and our officers and directors have agreed that, subject to certain exceptions, for a period of 90 days from the date of the Underwriting Agreement, we and they will not, without the prior written consent of the Underwriter, directly or indirectly, issue, offer, pledge, sell, agree to issue, offer pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lead or otherwise transfer or dispose of any of our Common Shares or any securities convertible into or exchangeable for our Common Shares, or make any public announcement of any of the foregoing, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of our Common Shares or any securities convertible into or exchangeable for our Common Shares.

The Corporation has agreed in the Underwriting Agreement to indemnify the Underwriter against certain liabilities, including liabilities under the U.S. Securities Act and, where such indemnification is unavailable, to contribute to payments that the Underwriter may be required to make in respect of such liabilities.

In connection with the Offering, the Underwriter may engage in passive market making transactions in our Common Shares on the Nasdaq prior to the pricing and completion of the Offering. Passive market making consists of displaying bids on the Nasdaq no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the Common Shares during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our Common Shares to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

In order to facilitate the Offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the market price of our Common Shares in accordance with Regulation M under the Exchange Act.

The Underwriter may over-allot Common Shares in connection with the Offering, thus creating a short position for its own account. Short sales involve the sale by the Underwriter of a greater number of shares than it is committed to purchase in the Offering. To cover these short sales positions or to stabilize the market price of our Common Shares, the Underwriter may bid for, and purchase, Common Shares in the open market. These transactions may be effected on the TSXV, the Nasdaq or otherwise. Additionally, the Underwriter may also reclaim selling concessions allowed to a dealer. Similar to other purchase transactions, the Underwriter’s purchases to cover the syndicate short sales or to stabilize the market price of our Common Shares may have the effect of raising or maintaining the market price of our Common Shares or preventing or mitigating a decline in the market price of our Common Shares. As a result, the price of our Common Shares may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriter is not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

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The Underwriter has provided, and may in the future provide, a variety of services to us for which it received or will receive customary fees and expenses. For example, the Underwriter is a co-sales agent under our ATM Program.

In addition, in the ordinary course of its business activities, the Underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The Underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Copies of this prospectus supplement and the accompanying base shelf prospectus in electronic format may be made available on the websites maintained by the Underwriter. In addition, common shares may be sold by the Underwriter to securities dealers who resell shares to online brokerage account holders.

DESCRIPTION OF OFFERED SECURITIES

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares without par value of which, as at October 20, 2021, 30,902,308 Common Shares are issued and outstanding on a post-Consolidation basis (subject to fractional rounding). The holders of Common Shares are entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and are entitled to one vote for each Common Share held (except at meetings at which only the holders of another class of shares are entitled to vote). The holders of Common Shares are entitled to receive dividends, on a pro rata basis, if, as and when declared by the Board of Directors and, subject to the prior satisfaction of all preferential rights, to participate ratably in the net assets of the Corporation in the event of any dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purposes of winding up its affairs. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

The holders of Common Shares are entitled to receive dividends if, and when, declared by the Board of Directors. At present, the Corporation’s policy is to retain earnings, if any, to finance its business operations. The payment of dividends in the future will depend upon, among other factors, the Corporation’s earnings, capital requirements and operating financial conditions.

Warrants

The Warrants issued under the Offering will be issued in certificated form. The following description is subject to the detailed provisions of the form of certificate for the Warrants (the “Warrant Certificate”). Reference should be made to the Warrant Certificate for the full text of attributes of the Warrants.

Duration and Exercise Price

Each whole Warrant will have an initial exercise price of US$5.10 per Common Share. The Warrants will be exercisable immediately after the original issuance date and will expire on the third anniversary of the date they first become exercisable. The exercise price and number of Common Shares issuable upon exercise is subject to adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the Common Shares and the exercise price. The Warrants will be issued separately from the Unit Shares included in this Offering. One-half of a Warrant to purchase one Common Share will be sold with each Unit purchased in this Offering.

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Cashless Exercise

If, at the time a holder exercises its Warrants, a registration statement registering the issuance of the Common Shares underlying the Warrants under the U.S. Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to the Corporation upon such exercise in payment of the aggregate exercise price, the holder will be permitted to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Warrants.

Exercisability

The Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Corporation a duly executed exercise notice accompanied by payment in full for the number of Common Shares purchased upon such exercise (except in the case of a cashless exercise as discussed above).

Fractional Shares

No fractional shares or scrip representing fractional shares will be issued upon the exercise of the Warrants. To the extent that a holder would otherwise be entitled to acquire a fraction of a Warrant Share or other security, such right may be exercised in respect of such fraction only in combination with other rights which in the aggregate entitle such holder to acquire a whole number of Warrant Shares or other securities. A holder will be entitled, upon the elimination of any fraction of a Warrant Share or other security, to be paid in cash for the fair market value for the securities so eliminated, provided that the Corporation will not be required to make any payment if for less than US$10.

Transferability

Subject to applicable laws, a Warrant may be transferred at the option of the holder upon surrender of the Warrant to the Corporation together with the appropriate instruments of transfer.

Exchange Listing

The Corporation does not intend to list the Warrants on any securities exchange or nationally recognized trading system. The Common Shares are listed on the TSXV under the symbol “VMC,” Nasdaq under the symbol “VEV” and the FSE under the symbol “6LGA.”

Right as a Stockholder

Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of shares of Common Shares, the holders of the Warrants do not have the rights or privileges of holders of Common Shares, including any voting rights, until they exercise their Warrants and pay the exercise price with respect thereto (other than in the case of a cashless exercise).

Fundamental Transaction

In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of Common Shares, the sale, transfer or other disposition of all or substantially all of the Corporation’s properties or assets, the Corporation’s consolidation or merger with or into another person, the acquisition of more than 50% of outstanding Common Shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by outstanding Common Shares, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction.

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PRIOR SALES

The following table summarizes details of the Common Shares and securities that are convertible or exchangeable into Common Shares issued by the Corporation during the 12-month period prior to the date of this prospectus supplement. The Common Shares figures in the following table are presented on a pre-Consolidation basis.

Issue Date	Number of Securities(1)	Type of Security	Issue Price per Security		Aggregate Issue Price		Nature of consideration
October 8, 2021	32,118	Common Shares	US$	1.81	US$	58,136	ATM Offering
October 7, 2021	6,921	Common Shares	US$	1.85	US$	12,800	ATM Offering
October 6, 2021	176,472	Common Shares	US$	1.87	US$	330,202	ATM Offering
August 12, 2021	57,000	Common Shares	C$	0.50	C$	28,500	Option Exercise
August 10, 2021	3,000	Common Shares	C$	0.50	C$	1,500	Option Exercise
June 18, 2021	12,216	Common Shares	C$	1.50	C$	18,324	Warrant Exercise
June 18, 2021	47,094	Common Shares	C$	1.50	C$	70,641	Warrant Exercise
June 17, 2021	285,993	Common Shares	C$	1.50	C$	428,989.50	Warrant Exercise
June 16, 2021	1,535,046	Common Shares	C$	1.50	C$	2,302,569	Warrant Exercise
June 15, 2021	11,202	Common Shares	C$	1.50	C$	16,803	Warrant Exercise
June 14, 2021	107,142	Common Shares	C$	1.50	C$	160,713	Warrant Exercise
June 11, 2021	100,368	Common Shares	C$	1.50	C$	150,552	Warrant Exercise
June 10, 2021	173,748	Common Shares	C$	1.50	C$	260,622	Warrant Exercise
June 9, 2021	182,988	Common Shares	C$	1.50	C$	274,482	Warrant Exercise
June 8, 2021	75,615	Common Shares	C$	1.50	C$	113,422.50	Warrant Exercise
June 7, 2021	9,684	Common Shares	C$	1.50	C$	14,526	Warrant Exercise
June 4, 2021	118,497	Common Shares	C$	1.50	C$	177,745.5	Warrant Exercise
June 3, 2021	129,996	Common Shares	C$	1.50	C$	194,994	Warrant Exercise
June 2, 2021	19,998	Common Shares	C$	1.50	C$	29,997	Warrant Exercise
June 2, 2021	156,066	Common Shares	C$	1.50	C$	234,099	Warrant Exercise
June 1, 2021	171,474	Common Shares	C$	1.50	C$	257,211	Warrant Exercise
May 31, 2021	74,997	Common Shares	C$	1.50	C$	112,495.50	Warrant Exercise
May 28, 2021	274,998	Common Shares	C$	1.50	C$	412,497	Warrant Exercise
May 28, 2021	337,293	Common Shares	C$	1.50	C$	505,939.50	Warrant Exercise
May 26, 2021	84,096	Common Shares	C$	1.50	C$	126,144	Warrant Exercise
May 25, 2021	90,375	Common Shares	C$	1.50	C$	135,562.50	Warrant Exercise
May 21, 2021	28,035	Common Shares	C$	1.50	C$	42,052.50	Warrant Exercise
May 20, 2021	107,496	Common Shares	C$	1.50	C$	161,244	Warrant Exercise
May 3, 2021	126	Common Shares	C$	1.50	C$	189	Warrant Exercise
April 27, 2021	166,000	RSUs(2)		n/a		n/a	RSU Award
April 27, 2021	60,000	Options(3)		n/a		n/a	Option Award
April 21, 2021	4,998	Common Shares	C$	1.50	C$	7,497	Warrant Exercise
April 20, 2021	137,449	Common Shares	C$	1.50	C$	206,248.50	Warrant Exercise
April 19, 2021	24,996	Common Shares	C$	1.50	C$	37,494	Warrant Exercise
April 16, 2021	12,501	Common Shares	C$	1.50	C$	18,751.50	Warrant Exercise
April 16, 2021	7,500	Common Shares	C$	1.50	C$	11,250	Warrant Exercise
April 14, 2021	2,499	Common Shares	C$	1.50	C$	3,748.50	Warrant Exercise
April 12, 2021	47,496	Common Shares	C$	1.50	C$	71,244	Warrant Exercise
April 8, 2021	3,000	Common Shares	C$	1.50	C$	4,500	Warrant Exercise
April 8, 2021	74,994	Common Shares	C$	1.50	C$	112,491	Warrant Exercise
April 7, 2021	38,085	Common Shares	C$	1.50	C$	57,127.50	Warrant Exercise
April 6, 2021	18,999	Common Shares	C$	1.50	C$	28,498.50	Warrant Exercise
April 1, 2021	1,998	Common Shares	C$	1.50	C$	2,997	Warrant Exercise
March 29, 2021	52,724	Common Shares	C$	1.50	C$	79,086	Warrant Exercise
March 24, 2021	2,500	Common Shares	C$	1.50	C$	3,750	Warrant Exercise
March 22, 2021	30,000	Common Shares	C$	1.50	C$	45,000	Warrant Exercise
March 19, 2021	14,400	Common Shares	C$	1.50	C$	21,600	Warrant Exercise
March 18, 2021	17,700	Common Shares	C$	1.50	C$	26,550	Warrant Exercise
March 18, 2021	750,000	Common Shares	C$	0.38	C$	285,000	Warrant Exercise
March 17, 2021	3,750	Common Shares	C$	1.50	C$	5,625	Warrant Exercise
March 10, 2021	300,000	Common Shares	C$	0.38	C$	114,000	Warrant Exercise
March 10, 2021	25,000	Common Shares	C$	1.50	C$	37,500	Warrant Exercise
March 8, 2021	300,000	Options(4)		n/a		n/a	Option Award to Officer
March 8, 2021	50,000	Common Shares	C$	0.52	C$	26,000	Option Exercise
March 3, 2021	6,500	Common Shares	C$	1.50		49,750	Warrant Exercise
March 1, 2021	100,000	Common Shares	C$	0.58	C$	58,000	Option Exercise
February 22, 2021	62,500	Common Shares	C$	1.50	C$	93,750	Warrant Exercise
February 2, 2021	15,000	Common Shares	C$	1.44	C$	21,600	Option Exercise
February 1, 2021	125,000	Options(5)		n/a		n/a	Investor Relations
January 28, 2021	50,000	Common Shares	C$	0.78	C$	39,000	Option Exercise
January 27, 2021	15,000	Common Shares	C$	1.44	C$	21,600	Option Exercise
January 20, 2021	25,000	Common Shares	C$	0.50	C$	12,500	Option Exercise
January 20, 2021	150,000	Common Shares	C$	0.58	C$	87,000	Option Exercise
January 15, 2021	50,000	Common Shares	C$	0.78	C$	39,000	Option Exercise
January 12, 2021	25,000	Common Shares	C$	0.40	C$	10,000	Option Exercise
January 12, 2021	200,000	Common Shares	C$	0.80	C$	160,000	Option Exercise
January 12, 2021	1,000,000	Options(6)		n/a		n/a	External Consulting Fees
January 12, 2021	15,000	Common Shares	C$	0.78	C$	11,700	Option Exercise
January 7, 2021	10,000	Common Shares	C$	0.50	C$	5,000	Option Exercise
December 31, 2020	14,004	Deferred Share Units(7)		n/a		n/a	Director’s Fees
December 29, 2020	10,000	Common Shares	C$	0.78	C$	7,800	Option Exercise
December 1, 2020	15,000	Common Shares	C$	1.44	C$	21,600	Option Exercise
November 26, 2020	250,000	Common Shares	C$	0.75	C$	187,500	Option Exercise
November 25, 2020	200,000	Common Shares	C$	0.80	C$	160,000	Option Exercise
November 23, 2020	200,000	Options(8)		n/a		n/a	Option Award to Certain Directors
November 20, 2020	843,000	Units(9)	C$	1.00	C$	843,000	Cash
November 20, 2020	422,880	Finder Warrants(10)		n/a		n/a	Finder Services
November 17, 2020	7,816,118	Units(9)	C$	1.00	C$	7,816,118	Cash
October 28, 2020	50,000	Common Shares	C$	0.52	C$	26,000	Option Exercise
October 23, 2020	28,580	Deferred Share Units(7)		n/a		n/a	Director’s Fees

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(1)	Presented on a pre-Consolidation basis.

(2)	Each RSU will vest into Common Shares upon the achievement of certain individual performance milestones.

(3)	Each five year option is exercisable at a price of C$7.24 per Common Share. 1/6 of these options will vest every six months over three years.

(4)	Each five year option is exercisable at a price of C$2.40 per Common Share. 1/6 of these options will vest every six months over three years.

(5)	Each five year option is exercisable at a price of C$3.12 per Common Share. These options vest in 5 increments over one year.

(6)	Each five year option is exercisable at a price of C$2.17 per Common Share. These options vested on the date of issuance.

(7)	Directors have the option of being compensated in DSUs rather than cash. Each DSU will vest into one Common Share upon retirement from the Corporation.

(8)	Each five year option is exercisable at a price of C$2.17 per Common Share. These options vested on the date of issuance.

(9)	Each unit (“Unit”) is comprised of one Common Share and one-half of one common share purchase warrant, each whole common share purchase warrant entitling the holder thereof to acquire one Common Share for a period of two (2) years from the date of issuance thereof at a price of C$1.50 per Common Share. In circumstances where the closing trading price of the Common Shares is greater than C$1.75 per share for a period of 20 consecutive trading days, the Corporation may give notice accelerating the expiry date and the share purchase warrants will expire 30 days thereafter.

(10)	Finders’ warrants issued in connection with the Corporation’s November 2020 private placement of Units. Each finders’ warrant is exercisable at a price of C$1.50 for a period of two years, subject to certain acceleration provisions.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSXV under the symbol “VMC,” Nasdaq under the symbol “VEV” and the FSE under the symbol “6LGA.” The Common Shares were previously listed on the OTCQX under the symbol “BUSXF” until market close on July 6, 2021. On October 20, 2021, the last trading day before the date of this prospectus supplement, the closing price of the Common Shares on the TSXV was C$6.15 and the closing price of the Common Shares on Nasdaq was US$5.01. The following tables sets forth information relating to the trading of the Common Shares on the TSXV for the dates indicated (pre-Consolidation and post-Consolidation).

TSXV Price Range (in C$)(1)
Month	High	Low	Total Volume
October 1 – October 20, 2021	8.70	6.10	1,094,528
September 2021	6.30	5.11	1,057,155
August 2021	8.19	6.00	854,779
July 2021	10.15	6.71	1,874,102
June 2021	8.32	6.34	1,540,397
May 2021	7,40	5.07	1,793,736
April 2021	10.45	7.27	1,665,910
March 29 – 31, 2021	7.94	7.27	203,269

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(1)	Presented on a post-Consolidation basis.

TSXV Price Range (in C$)(1)
Month	High	Low	Total Volume
March 1-26, 2021	3.2	2.08	8,933,594
February 2021	4.0	2.81	10,596,680
January 2021	4.59	1.61	27,694,885
December 2020	1.93	1.41	7,669,284
November 2020	2.14	1.05	18,584,336
October 2020	1.29	0.65	7,350,619
September 2020	0.79	0.38	5,908,164
August 2020	0.43	0.30	1,197,481
July 2020	0.395	0.285	720,543
June 2020	0.4	0.25	1,253,343
May 2020	0.295	0.24	518,752
April 2020	0.33	0.24	697,209
March 2020	0.455	0.23	2,323,382

(1)	Presented on a pre-Consolidation basis. Prior to the Consolidation, the Common Shares were trading on the TSXV under the symbol “BUS.”

The following table sets forth information relating to the trading of the Common Shares on Nasdaq for the months indicated.

	Nasdaq Price Range (in US$)(1)
Month	High	Low	Total Volume
October 1 – October 20, 2021	6.93	4.95	856,712
September 2021	5.00	3.93	572,214
August 2021	6.53	4.64	780,896
July 2021	8.15	5.27	727,731

(1) The Common Shares commenced trading on Nasdaq on July 7, 2021.

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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined herein) arising from and relating to the ownership and disposition of the Unit Shares and Warrants comprising the Units acquired pursuant to this Offering and Warrant Shares acquired pursuant to the exercise of a Warrant. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the ownership and disposition of Unit Shares, Warrant Shares or the Warrants. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local and non-U.S. tax consequences to U.S. Holders of the ownership and disposition of Unit Shares, Warrant Shares or the Warrants. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local and non-U.S. tax consequences relating to the ownership and disposition of Unit Shares, Warrant Shares or the Warrants.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership and disposition of Unit Shares, Warrant Shares or the Warrants. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are available as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. As of the date of this prospectus supplement, there is proposed tax legislation being negotiated that could materially change the tax rules summarized in this document. This summary does not discuss the potential effects of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Unit Shares, Warrant Shares or Warrants that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Unit Shares, Warrant Shares or Warrants that is not a U.S. Holder or a partnership. This summary does not address the U.S. federal, state or local tax consequences to non-U.S. Holders arising from or relating to the ownership and disposition of Unit Shares, Warrant Shares or Warrants. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, state or local and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the ownership and disposition of Unit Shares, Warrant Shares or Warrants.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Unit Shares, Warrant Shares or Warrants as part of a straddle, hedging transaction, conversion transaction, constructive sale or other integrated transaction; (f) acquired Unit Shares, Warrant Shares or Warrants in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Unit Shares, Warrant Shares or Warrants other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are required to accelerate the recognition of any item of gross income with respect to Unit Shares, Warrant Shares or Warrants as a result of such income being recognized on an applicable financial statement; (j) are partnerships or other “pass-through” entities; or (k) own or have owned or will own (directly, indirectly or by attribution) 10% or more of the total combined voting power or value of our outstanding shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Unit Shares, Warrant Shares or Warrants in connection with carrying on a business in Canada; (d) persons whose Unit Shares, Warrant Shares or Warrants constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local and non-U.S. tax consequences relating to the ownership and disposition of Unit Shares, Warrant Shares or Warrants.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Unit Shares, Warrant Shares or Warrants, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the ownership and disposition of Unit Shares, Warrant Shares or Warrants.

Allocation of Purchase Price

Each Unit should be treated for U.S. federal income tax purposes as an investment unit consisting of one Unit Share and one-half of a Warrant. For U.S. federal income tax purposes, U.S. Holders will be required to allocate the purchase price of the Unit between the Unit Share and the one-half of a Warrant based on their relative fair market values at the time of issuance. This allocation of the purchase price for the Unit will establish such U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the Unit Share and the one-half of a Warrant comprising the Unit. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for the Units.

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Exercise, Disposition or Expiration of Warrants

Exercise of Warrants

A U.S. Holder generally should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share. A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (i) such U.S. Holder’s tax basis in such Warrant; plus (ii) the exercise price paid by such U.S. Holder on the exercise of such Warrant. Subject to the discussion under “Passive Foreign Investment Company Rules,” a U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant should generally begin on the date following the date of exercise of the Warrant, and should not include any period for which the U.S. Holder held the Warrant. The U.S. federal income tax treatment of a cashless exercise of a Warrant is uncertain. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of any cashless exercise of a Warrant and the tax basis in, and the holding period for, the Warrant Share received on such exercise.

Sale or Other Taxable Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between: (i) the amount of cash plus the fair market value of any property received and (ii) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Subject to the discussion under “Passive Foreign Investment Company Rules” below, any such gain or loss generally will be a capital gain or loss (provided that the Warrant Share to be issued on the exercise of such Warrant would have been a capital asset within the meaning of Section 1221 of the Code if acquired by the U.S. Holder), which will be long-term capital gain or loss if the Warrant is held for more than one year.

Expiration of Warrants

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the lapse or expiration of a warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Adjustments to Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of the Corporation, depending on the circumstances of such adjustment. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of any adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants or an adjustment to the exercise price of the Warrants.

Passive Foreign Investment Company Rules

PFIC Status

If we were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC,” as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Unit Shares, Warrant Shares or Warrants. We believe that we were not a PFIC during our prior tax year, and based on current business plans and financial expectations, we expect that we will not be a PFIC for the current tax year and do not expect to be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or any of our subsidiaries) concerning our PFIC status. Each U.S. Holder should consult its own tax advisors regarding our PFIC status and the PFIC status of each of our subsidiaries.

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In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

We generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income is passive income (the “PFIC income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents or royalties that are received or accrued by us from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Unit Shares, Warrant Shares or Warrants. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Unit Shares, Warrant Shares or Warrants are made.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC for any tax year during which a U.S. Holder owns Unit Shares, Warrant Shares or Warrants, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Unit Shares, Warrant Shares or Warrants will depend on whether and when such U.S. Holder makes an election to treat us and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to: (a) any gain recognized on the sale or other taxable disposition of Unit Shares, Warrant Shares or Warrants and (b) any “excess distribution” received on the Unit Shares, Warrant Shares or Warrants. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Unit Shares, Warrant Shares or Warrants, if shorter).

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Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Unit Shares, Warrant Shares or Warrants (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Unit Shares, Warrant Shares or Warrants or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Unit Shares, Warrant Shares or Warrants. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds Unit Shares, Warrant Shares or Warrants, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Unit Shares, Warrant Shares or Warrants were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Unit Shares, Warrant Shares or Warrants begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Unit Shares, Warrant Shares or Warrants. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to us generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Unit Shares, Warrant Shares or Warrants to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Unit Shares, Warrant Shares or Warrants.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Unit Shares or Warrant Shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Unit Shares or Warrant Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Unit Shares or Warrant Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its Unit Shares or Warrant Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

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A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

For each tax year that we qualify as a PFIC as determined by us based on our reasonable analysis, upon the written request of a U.S. Holder, we will make publicly available: (a) a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) all information and documentation that a U.S. Holder is required to obtain for U.S. federal income tax purposes in making a QEF Election with respect to us. We may elect to provide such information on our website. However, U.S. Holders should be aware that we can provide no assurances that we will provide any such information relating to any Subsidiary PFIC and as a result, a QEF Election may not be available with respect to any Subsidiary PFIC. Because we may own shares in one or more Subsidiary PFICs at any time, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Holders do not obtain such required information. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to us and any Subsidiary PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if we do not provide the required information with regard to us or any Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Unit Shares or Warrant Shares are marketable stock. The Unit Shares or Warrant Shares generally will be “marketable stock” if the Unit Shares or Warrant Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor in this regard.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Unit Shares or Warrant Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Unit Shares or Warrant Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Unit Shares or Warrant Shares for which we are a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Unit Shares or Warrant Shares.

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A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Unit Shares or Warrant Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Unit Shares or Warrant Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Unit Shares or Warrant Shares, over (b) the fair market value of such Unit Shares or Warrant Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Unit Shares or Warrant Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Unit Shares or Warrant Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Unit Shares or Warrant Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Unit Shares or Warrant Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Unit Shares or Warrant Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Unit Shares or Warrant Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Unit Shares or Warrant Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Unit Shares or Warrant Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Unit Shares or Warrant Shares.

Ownership and Disposition of Unit Shares, Warrants or Warrant Shares to the Extent that the Passive Foreign Investment Company Rules Do Not Apply

The following discussion is subject, in its entirety, to the rules described above under the heading “Passive Foreign Investment Company Rules.”

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Distributions on Unit Shares or Warrant Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share or Warrant Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits,” as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Unit Shares or Warrant Shares and thereafter as gain from the sale or exchange of such Unit Shares or Warrant Shares. (See “Sale or Other Taxable Disposition of Unit Shares or Warrant Shares” below). However, we do not intend to maintain the calculations of our earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by us with respect to the Unit Shares or Warrant Shares will constitute ordinary dividend income. Dividends received on Unit Shares or Warrant Shares may not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided we are eligible for the benefits of the Canada-U.S. Tax Convention or the Unit Shares or Warrant Shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we are not classified as a PFIC in the tax year of distribution or in the preceding tax year. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of any Canadian taxes withheld by the Corporation, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Corporation with respect to the payment. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Unit Shares or Warrant Shares

Upon the sale or other taxable disposition of Unit Shares or Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such Unit Shares or Warrant Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Unit Shares or Warrant Shares generally will be such U.S. Holder’s U.S. dollar cost for such Unit Shares or Warrant Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Unit Shares or Warrant Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Unit Shares, Warrants or Warrant Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Unit Shares or Warrant Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex, and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Unit Shares, Warrants, or Warrant Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Unit Shares, Warrants or Warrant Shares will generally be subject to information reporting and backup withholding tax at the rate of 24% if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations and qualifications stated herein, the following is a summary, as of the date hereof, of certain of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to an investor who acquires as beneficial owner Unit Shares and Warrants pursuant to this Offering and who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with the Corporation and the Underwriter, (ii) is not affiliated with the Corporation or the Underwriter, and (iii) acquires and holds the Unit Shares and Warrants, and any Warrant Shares received on the exercise of Warrants, as capital property. A holder who meets all of the foregoing requirements is referred to as a “Holder” in this summary, and this summary only addresses such Holders. Generally, the Unit Shares, Warrants and Warrant Shares will be considered to be capital property to a Holder unless they are held or acquired or deemed to be held or acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times: (i) is not resident or deemed to be resident in Canada, (ii) does not use or hold (and is not deemed to use or hold) the Unit Shares, Warrants or Warrant Shares in connection with a business carried on in Canada, and (iii) is not a “foreign affiliate,” as defined in the Tax Act, of a taxpayer resident in Canada (a “Non-Resident Holder”), and this summary only addresses such Non-Resident Holders. This summary is not applicable to a Non-Resident Holder that is an insurer that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

This summary is based on the facts set out in this prospectus supplement and the prospectus, the provisions of the Tax Act in force as of the date hereof, and the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof. The summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder, and no representations are made concerning the income tax consequences to any particular Non-Resident Holder or prospective Non-Resident Holder. The tax consequences of acquiring, holding and disposing of Unit Shares, Warrants and Warrant Shares will vary according to the Non-Resident Holder’s particular circumstances. Non-Resident Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

In general, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Unit Shares, Warrants and Warrant Shares must be converted into Canadian dollars based on the applicable exchange rate quoted by the Bank of Canada for the relevant date or such other rate of exchange that is acceptable to the CRA.

Allocation of Purchase Price

In acquiring a Unit Share and one-half of a Warrant together pursuant to this Offering, Non-Resident Holders will be required to allocate the cost thereof on a reasonable basis between each Unit Share and one-half of a Warrant in order to determine their respective costs for purposes of the Tax Act.

Exercise of Warrants

The exercise of a Warrant to acquire a Warrant Share will not constitute a disposition of property for the purposes of the Tax Act. Accordingly, no gain or loss will be realized by a Non-Resident Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Non-Resident Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Non-Resident Holder’s adjusted cost base of such Warrant (as of immediately before the exercise of the Warrant) and the exercise price paid for the Warrant Share. The Non-Resident Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base (determined immediately before the acquisition of the Warrant Share, as the case may be) to the Non-Resident Holder of all Unit Shares owned by the Non-Resident Holder as capital property immediately prior to such acquisition.

Taxation of Dividends

A dividend paid or credited, or deemed to be paid or credited, by the Corporation to a Non-Resident Holder will generally be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the applicable withholding tax rate in respect of a dividend paid to a Non-Resident Holder who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15% of the gross amount of the dividend. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting, of which Canada is a signatory, affects many of Canada’s bilateral tax treaties, including the ability to claim benefits thereunder. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

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Disposition of Unit Shares, Warrants and Warrant Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of Unit Shares, Warrants or Warrant Shares (other than a disposition of Unit Shares or Warrant Shares to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) unless such Unit Shares, Warrants or Warrant Shares, as applicable, are “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition, and the capital gain is not exempt from tax in Canada under the terms of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Common Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes Tiers 1 and 2 of the TSXV, the FSE and the Nasdaq) at the time of disposition, the Unit Shares, Warrants and Warrant Shares will generally not constitute “taxable Canadian property” of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition both of the following conditions are met concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to any combination of (x) the Non-Resident Holder, (y) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (z) partnerships in which the Non-Resident Holder or a person described in (y) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Unit Shares was derived, directly or indirectly, from one, or any combination of, real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act) or options in respect of, interests in or for civil law rights in any such property (whether or not such property exists). A Non-Resident Holder’s Unit Shares, Warrants or Warrant Shares can also be deemed to be “taxable Canadian property” in certain circumstances set out in the Tax Act.

Non-Resident Holders whose Unit Shares, Warrants or Warrant Shares may be taxable Canadian property to them should consult their own tax advisors.

LEGAL MATTERS

Certain legal matters relating to the Offering hereby will be passed upon on behalf of the Corporation by Miller Thomson LLP, with respect to Canadian legal matters, and by Mitchell Silberberg & Knupp LLP, with respect to United States legal matters, and on behalf of the Underwriter by Goodwin Procter LLP with respect to U.S. legal matters.

As of the date hereof Miller Thomson LLP and Mitchell Silberberg & Knupp LLP, and their respective partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Corporation.

CERTIFICATE OF THE CORPORATION

Dated: October 21, 2021

This short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of British Columbia, Alberta, Manitoba and Ontario.

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/s/ William Trainer	/s/ Danial Buckle
William Trainer Chief Executive Officer	Danial Buckle Chief Financial Officer

On behalf of the Board of Directors

/s/ Joseph Miller	/s/ Christopher Strong
Joseph Miller Director	Christopher Strong Director

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in British Columbia, Alberta, Manitoba and Ontario, that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution.” No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the corporate secretary of Vicinity Motor Corp. at 3168, 262nd Street, Aldergrove, British Columbia, V6B 1R4, Telephone (604) 607-4000 and are also available electronically at www.sedar.com.

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SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 19, 2021

VICINITY MOTOR CORP.
3168 262nd Street
Aldergrove, British Columbia V4W 2Z6

$150,000,000

COMMON SHARES

WARRANTS

SUBSCRIPTION RECEIPTS

UNITS

DEBT SECURITIES

Vicinity Motor Corp. (the “Company” or “Vicinity”) may offer and issue from time to time, the securities listed above or any combination thereof with the aggregate initial offering amount not to exceed $150,000,000 during the 25 month period that this short form base shelf prospectus (this “Prospectus”), including any amendments thereto, remains effective. The Company’s securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (“Prospectus Supplement”).

Prospective investors in the United States should be aware that such requirements are different from those of the United States. We prepare our annual financial statements, certain of which are incorporated by reference herein, in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), and our interim financial statements, certain of which are incorporated by reference herein, in Canadian dollars and in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard IAS 34, Interim Reporting, and may not be comparable to financial statements of United States companies. The Company’s financial statements are not subject to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition and disposition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein. Prospective Investors should read the tax discussion contained in any applicable Prospectus Supplement with respect to a particular offering of the securities. See “Certain Income Tax Considerations” in this Prospectus.

The enforcement of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is existing under the laws of British Columbia, Canada, that some or all of the experts named in this Prospectus are residents of Canada, and some or all of the assets of said persons are located outside the United States. See “Enforcement of Civil Liabilities” in this Prospectus.

NEITHER THE SEC, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the securities offered in a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of the Company’s common shares (the “Common Shares”), the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of warrants, the designation, number and terms of the securities issuable upon exercise of the warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms; (iii) in the case of subscription receipts, the designation, number and terms of the securities issuable upon satisfaction of certain release conditions, any procedures that will result in the adjustment of these numbers, any additional payments to be made to holders of subscription receipts upon satisfaction of the release conditions, the terms of the release conditions, the terms governing the escrow of all or a portion of the gross proceeds from the sale of the subscription receipts, terms for the refund of all or a portion of the purchase price for the subscription receipts in the event that the release conditions are not met or any other specific terms; (iv) in the case of units, the designation, number and terms of the Common Shares, warrants, subscription receipts or debt securities comprising the units; and (v) in the case of debt securities, the specific designation, aggregate principal amount, currency or currency unit for the debt securities, maturity, interest rate (which may be fixed or variable) and time of payment of interest, authorized denominations, covenants, events of default, any terms for redemption, any terms for sinking fund payments, any exchange or conversion provisions, the initial offering price, any terms for subordination of the debt securities to other indebtedness, whether the debt securities will be secured by any assets or guaranteed by any subsidiaries of the Company and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the above-described securities that are not within the alternatives or parameters set forth in this Prospectus.

This Prospectus may qualify an “at-the-market” distribution as defined under National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX Venture Exchange (the “TSXV”) or other existing markets for the securities.

All shelf information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus to the extent required by applicable securities laws. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the securities to which the Prospectus Supplement pertains.

An investment in the Company’s securities involves a high degree of risk. You should carefully read the “Risk Factors” section detailed in this Prospectus.

This Prospectus may constitute a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Vicinity may offer and sell securities to, or through, underwriters or dealers and also may offer and sell certain securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. The Prospectus Supplement relating to each issue of securities offered thereby will set forth the names of any underwriters, dealers, or agents involved in the offering and sale of such securities and will set forth the terms of the offering of such securities, the method of distribution of such securities, including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution. No underwriter has been involved in the preparation of, or has performed a review of, the contents of this Prospectus.

Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution of the securities.

In connection with any offering of securities (unless otherwise specified in a Prospectus Supplement), other than an “at-the-market distribution,” the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution.”

Two of the directors of the Company (Andrew Imanse and Christopher Strong) reside outside of Canada. These individuals have appointed the Company as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if such person or company has appointed an agent for service of process.

The Common Shares are publicly traded on the TSX Venture Exchange (“TSXV”) under the symbol “VMC,” the OTCQX under the symbol “BUSXF” and the Frankfurt Stock Exchange (the “FSE”) under the symbol “6LG.” Unless otherwise specified in a Prospectus Supplement, there is no market through which the Company’s warrants, units, subscription receipts or debt securities may be sold and you may not be able to resell any of such securities, purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of such securities on the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors.”

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this Prospectus or any applicable Prospectus Supplement. Vicinity has not authorized anyone to provide you with different information. Vicinity is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should bear in mind that although the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date on the front of such documents, such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus and by any subsequently filed prospectus amendments.

This Prospectus provides a general description of the securities that the Company may offer. Each time the Company sells securities under this Prospectus, it will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under “Documents Incorporated by Reference” and “Available Information.”

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “Vicinity,” the “Company,” “we,” “us” or “our” includes Vicinity Motor Corp. and each of its material subsidiaries.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts refer to lawful currency of Canada. All references to “US$” or “U.S. dollars” are to the currency of the United States.

The following table sets forth, for the periods indicated, the high, low, average and period-end indicative rates of exchange for United States dollars expressed in Canadian dollars, as provided by the Bank of Canada.

	Fiscal Year Ended December 31, 2020	Fiscal Year Ended December 31, 2019
Low	1.2718	1.2988
High	1.4496	1.3600
Average	1.3415	1.3269
End	1.2732	1.2988

On April 16, 2021, the daily average rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = $1.2503.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements (collectively, “forward-looking statements”) in this Prospectus and the documents incorporated by reference into this Prospectus about the Company’s current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward-looking information and/or forward-looking statements within the meaning of applicable securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to an issuer (collectively, “Securities Laws”). The words “may,” “will,” “would,” “should,” “could,” “expects,” “plans,” “intends,” “trends,” “indications,” “anticipates,” “believes,” “estimates,” “predicts,” “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements, although not all forward-looking statements contain these words.

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Discussions containing forward-looking statements include, among other places, those under “Business of the Company” and “Risk Factors.” Forward-looking statements included or incorporated by reference in this Prospectus include, but are not limited to, statements with respect to the intentions, plans and future actions of the Company; statements relating to the business and future activities of the Company; anticipated developments in operations of the Company; market position, ability to compete and future financial or operating performance of the Company; the timing and amount of funding required to execute the Company’s business plans; capital expenditures; the effect on the Company of any changes to existing or new legislation or policy or government regulations; the availability of labour; requirements for additional capital; goals, strategies and future growth; the adequacy of financial resources; expectations regarding revenues, expenses and anticipated cash needs; and the impact of the COVID-19 pandemic on the business and operations of the Company.

Forward-looking statements are based on certain assumptions and estimates made by us in light of the experience and perception of historical trends, current conditions, expected future developments, including projected growth in the electric bus industry, and other factors we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such assumptions and estimates will prove to be correct. These assumptions include, but are not limited to, (i) the Company being able to generate sufficient cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory and political conditions in which the Company operates will remain the same; (iii) the Company being able to compete in the bus manufacturing industry; (iv) the Company being able to manage anticipated and unanticipated costs; (v) the Company being able to maintain internal controls over financial reporting and disclosure, and procedures; (vi) the Company being able to maintain consumer interest in the Company’s products and services; (vii) the timely receipt of any required regulatory approvals; (viii) the Company’s ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (ix) the Company’s ability to conduct operations in a safe, efficient and effective manner; and (x) government regulation of the Company’s activities will remain the same.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors, which are discussed in greater detail in the “Risk Factors” section of this Prospectus.

Although the Company believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that such expectations will prove to have been correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s performance and may not be appropriate for other purposes. Readers should not place undue reliance on forward-looking statements made herein. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements. Furthermore, unless otherwise stated, the forward-looking statements contained in this Prospectus are made as of the date of this Prospectus, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this Prospectus are expressly qualified by this cautionary statement.

Presentation of Financial Information

The Company presents its financial statements in Canadian dollars. All dollar figures in this Prospectus are in Canadian dollars, unless otherwise indicated. All of the financial data contained in this Prospectus relating to the Company have been prepared in accordance with IFRS.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in British Columbia, Alberta, Manitoba and Ontario (the “Commissions”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Vicinity at 3168, 262nd Street, Aldergrove, British Columbia, V6B 1R4, Telephone: (604) 607-4000 and are also available electronically on SEDAR which can be accessed electronically at www.sedar.com.

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The following documents of the Company, which have been filed with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.	the annual information form of the Company dated March 30, 2021 (the “AIF”) for the year ended December 31, 2020;

2.	the audited consolidated financial statements of the Company for the years ended December 31, 2020 and2019 (the “Financial Statements”);

3.	the Management Discussion and Analysis for the financial years ended December 31, 2020 and 2019 (the “MD&As”);

4.	the information circular of the Company dated February 17, 2021 in respect of its special meeting of shareholders held on March 24, 2021 to approve the consolidation of the Company’s issued and outstanding Common Shares on the basis of three pre-consolidated Common Shares for one post-consolidated Common Share and the Company’s name change;

5.	the information circular of the Company dated October 30, 2020 in respect of its annual general and special meeting of shareholders held on December 4, 2020; and

6.	the material change report of the Company dated March 8, 2021 in respect of the appointment of Manuel Achadinha as Chief Operating Officer.

Any annual information form, material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management discussion and analysis, any information circulars (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators (“NI 44-101”), are not required to be incorporated by reference herein), any business acquisition reports, any news releases or public communications containing financial information about the Company for a financial period more recent than the periods for which financial statements are incorporated herein by reference, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of an offering under any Prospectus Supplement, shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the securities, will be delivered to prospective purchasers of such securities together with this Prospectus and the applicable Prospectus Supplement and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the securities covered by that Prospectus Supplement.

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Upon a new annual information form and related annual financial statements and management’s discussion and analysis being filed by the Company with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statement and all quarterly financial statements and related management’s discussion and analysis, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of securities hereunder.

Upon new interim financial statements and related management’s discussion and analysis of financial condition and results of operations being filed by the Company with the applicable securities regulatory authorities in Canada during the term of this Prospectus, all interim financial statements and related management’s discussion and analysis of financial condition and results of operations filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of securities hereunder.

SUMMARY DESCRIPTION OF BUSINESS

Overview

The Company was incorporated under the Business Corporations Act (British Columbia) on December 4, 2012 under the name “Grande West Transport Group Inc..” On August 7, 2013, the Company changed its name to “Grande West Transportation Group Inc..” On March 29, 2021, the Company changed its name to “Vicinity Motor Corp.” to reflect the Company’s increasing focus on the commercialization of its next-generation electric buses and consolidated its share capital on the basis of three common shares pre-consolidation to one common share post-consolidation (the “Consolidation”).

The Common Shares are publicly traded on the TSXV under the symbol “VMC,” the OTCQX under the symbol “BUSXF” and the FSE under the symbol “6LG.”

The Company conducts its active operations in Canada through its wholly owned operating subsidiary, Grande West Transportation International Ltd. (“GWTI”), which was incorporated on September 2, 2008 under the Business Corporations Act (British Columbia). The Company conducts its active operations in the United States through its wholly owned operating subsidiary, Grande West Transportation USA Inc. (“GWTUSA”), which was incorporated on April 8, 2014 under the laws of the State of Delaware.

As of the date hereof, the Company has two 100% wholly-owned subsidiaries: GWTI and GWTUSA.

The current organization structure of the Company is as follows:

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General

The Company designs, builds and distributes a full suite of transit buses for public and commercial use, including electric, compressed natural gas, gas, and clean diesel buses (collectively, the “Vicinity Buses”).

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with Vicinity Buses. The Company, with its strong distribution chain in the U.S., is actively pursuing opportunities in public and private transit fleet operations that would benefit from the Company’s vehicles.

The Company has world class strategic partnerships to manufacture the Vicinity Buses in Europe, Asia, Canada, and the United States. The Company is currently completing the construction of an assembly plant in Washington State, a cost-effective location in proximity to the border between Canada and the USA. The Washington State facility will produce buses to be compliant with the “Buy American” Act and is expected to be capable of producing up to 1,000 electric, compressed natural gas, gas and clean diesel units annually across all sizes and powertrains.

In a large and unsaturated market segment, the Company is poised to capture sales growth from both the replacement of cut-away buses and the need for transit fleet to find the appropriate balance of vehicle sizes across Canada and the United States.

Vicinity Buses

General

The Vicinity Buses were born from a need expressed by transit systems looking for a durable, reliable, customer oriented mid-size vehicle at a reasonable price point. The Company designs the Vicinity Buses with affordability, accessibility and global responsibility in mind. The Vicinity Buses cost significantly less than a 40’ bus and are considerably more durable than cut-away buses which are based on a truck chassis.

The flagship Vicinity Bus delivers significant fuel savings, lower upfront costs with low operating costs, and believes that it offers a smoother ride compared to the buses of its competitors. The Vicinity Buses are designed to meet North America’s onerous operating environment, and were tested and ranked “Best in Class” for the mid-sized heavy duty vehicle category in the Federal Transit Administration’s Bus Test Program at Altoona, Pennsylvania.

The Vicinity Buses’ features include:

●	Big bus technology in a compact, affordable platform;

●	Worry-free two-year bumper to bumper warranty;

●	Galvanized steel monocoque structure;

●	Bonded windows;

●	Fiberglass body panels;

●	Cummins engine;

●	ZF, Allison, or Voith transmission;

●	Front entry ramp; and

●	Multiple electronic technical features.

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Vicinity LT

The Vicinity LT, a purpose-built true low floor bus, has a monocoque-body with a rear-engine and is available in 26’ and 28’ lengths. The Vicinity LT, powered with an automotive powertrain, has a longer service life than the average competitor’s cutaway bus and addresses accessibility issues for passengers with mobility issues, all while being competitively priced for the market segment.

The Vicinity LT will provide the Company with access to the high-end cutaway bus market segment. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a more robust low floor accessible bus to replace their cutaways.

Vicinity Lightning

The EV version of the Vicinity LT, the Vicinity Lightning, is the Company’s first fully electric bus, and is the newest model in the Company’s bus portfolio. The Vicinity Lightning is an environmentally friendly alternative to diesel vehicles currently used in this segment. The Vicinity Lightning will place the Company in an excellent position to capture market share as the demand for zero emissions buses grows.

The Vicinity Lightning is a low-floor transit bus, scaled down for a diverse range of uses including community shuttles, para-transit, university shuttles and other applications. The Vicinity Lightning is designed from the ground up and purpose-built to use commercially available, high-volume and reliable components from the automotive industry. It features 19.5” tires and hydraulic disc brakes, high-power AC direct on-board charging and DC fast charging options. Its design allows it to fit into any standard transit garage with no major infrastructural electrical upgrades.

The Vicinity Lightning will use proven zero emission technology to support a cleaner and more sustainable planet and community prosperity. The size and design of the bus provides maximum versatility to support multiple transportation applications utilizing high quality, proven and commercially available technology and industry standardized charging solutions. The Vicinity Lightning delivers ease of use without high-cost proprietary technology and charging systems.

The first five Vicinity Lightning bus deliveries are scheduled for 2021 with further additional customer orders expected shortly. The Company currently has 25 Vicinity Lightning EV buses in production to meet near term demand.

Parts Sales

The Company earns additional recurring revenues by selling aftermarket parts. Aftermarket parts sales are expected to continue to increase as the existing Vicinity bus fleet ages and new vehicles are placed into service.

Additional information about the Company’s business is included in the documents incorporated by reference into this Prospectus, which may be found on SEDAR under the Company’s profile at www.sedar.com.

RECENT DEVELOPMENTS

There have been no material developments in the business of the Company since December 31, 2020, the date of the Company’s most recent financial statements, which have not been disclosed in this Prospectus or the documents incorporated by reference herein, other than as set forth below:

On February 22, 2021, the Company announced that it has entered into a strategic U.S. distribution agreement with ABC Companies, a leading provider of motorcoach and transit equipment in North America. The Company also announced that the State of New Mexico had selected Vicinity buses in a statewide purchasing contract that gives State transit agencies the right to purchase directly from the Company’s diverse bus portfolio. Vehicles for selection will be produced from the Company’s assembly facility in Washington State, which will be capable of producing 1,000 electric, CNG, gas and clean diesel units annually across all sizes and powertrains.

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On March 8 2021, the Company announced the hiring of Manuel Achadinha as Chief Operating Officer. For over 25 years, Mr. Achadinha has built a reputation within the transportation industry for his strong work ethic, results-oriented drive and exceptional ability to forge and maintain strategic alliances. Mr. Achadinha was previously President and CEO of BC Transit from 2008 to 2018, where he led the development and implementation of BC Transit’s evolving business strategy. Mr. Achadinha has also held the position of Vice President, Terminal Operations, at BC Ferry Services Inc., where he was responsible for overseeing the operations of 48 terminals along the coast of British Columbia.

On March 25, 2021, the Company announced that it had received a $5 million order for seventeen CNG powered Vicinity buses for delivery in Q4 2021.

On March 25, 2021, the Company announced that the Consolidation and the change of its corporate name to Vicinity Motor Corp. would be completed effective at market open on March 29, 2021.

On March 29, 2021, the Company announced that it had received initial orders for 10 Vicinity Lightning buses from ABC Companies.

RISK FACTORS

An investment in the Company’s securities involves a high degree of risk and must be considered a highly speculative investment due to the nature and present stage of the Company’s business.

You should carefully consider the risks described below, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Prospectus and all documents incorporated by reference. Before deciding to invest in any securities, in addition to considering the risks outlined below, you should also carefully consider the risks contained in the section entitled “Cautionary Note Regarding Forward-Looking Statements” above, the risks outlined in the documents incorporated by reference in this Prospectus, the risks described in any Prospectus Supplement, the risks described in the Company’s historical consolidated financial statements, the related notes thereto and the Annual Information Form. The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, its business, prospects, financial condition, results of operations and cash flows and consequently the price of Vicinity securities could be materially and adversely affected.

The Company is exposed to many types of operational risks

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems or from external events. Operational risk is present in all of the Company’s business activities, and incorporates exposure relating to fiduciary breaches, regulatory compliance failures, legal disputes, business disruption, pandemics, floods, technology failures, processing errors, business integration, damage to physical assets, employee safety and insurance coverage. Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company’s strategic or operational objectives. The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company’s business, financial condition, liquidity and operating results.

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The Company depends on limited sources or unique sources of supply

The Company enters into long-term agreements with certain of its suppliers, and typically purchases supplies on an order-by-order basis depending on the material requirements to build customers’ buses. Certain raw materials and components used in the bus manufacturing industries are obtained from a limited group of suppliers. In some cases, there is only a single source of supply of components to the industry, such as engines. The Company’s reliance on a sole supplier, limited groups of suppliers or raw materials and components that may be available in limited supply and purchasing components from suppliers that have been specifically named by customers involves several risks, including increased risk of inability to obtain adequate supplies (due to accidents, strikes, shortage of raw materials or other events affecting a supplier, including a supplier having financial or operational issues or discontinuing to supply a product or a component), costs arising from poor quality of the materials or components supplied, increased risk of being forced to suspend production of certain of its products, and reduced control over pricing and timely delivery. Although the availability, timeliness, quality and pricing of deliveries from the Company’s suppliers have historically been acceptable and although management believes that additional sources of supply for most components and materials should be available on an acceptable basis, there are no assurances that this dependence on a sole supplier or a limited group of suppliers or on certain raw materials and components that may be available in limited supply will not have a materially adverse effect on the Company’s business, financial condition, liquidity and operating results.

The Company’s profitability can be adversely affected by increases in raw material and component costs

Raw materials and components represent a significant majority of the Company’s production cost structure. The Company’s operating results may be affected by the cost of carbon and stainless steel, aluminum, copper, resins and oil-based products that are the primary raw material and component inputs for its products. Although certain raw material and component prices may be fixed on a quarterly basis, or for longer periods if possible, if raw material or component prices increase significantly, there may be a resulting increase in the Company’s supply costs and it may not be able to pass on these higher costs to its customers.

Increases in the prices paid for raw materials and components that are not recoverable by the Company, particularly in situations where prices under multi-year bus purchase contracts have been quoted to customers as firm and fixed, could materially adversely affect the Company’s profit margins and impair the Company’s ability to compete. These matters could have a material adverse effect on the Company’s business, financial condition, liquidity and operating results.

Catastrophic events may lead to production curtailments or shutdowns

The Company’s facilities are subject to the risk of catastrophic loss due to unanticipated events such as floods, fires, pandemics, explosions or violent weather conditions. Unexpected interruptions in the Company’s production capabilities would adversely affect its productivity and results of operations. As a means of guarding against these measures, contracts contain force majeure provisions wherever possible. Some customer contracts do not have force majeure provisions and if there are unexpected interruptions or long-term disruptions to the production and delivery of transit buses due to catastrophic losses or unanticipated events, liquidated damages payable to customers may be significant. Moreover, any interruption in production capability may require the Company to make significant capital expenditures to remedy the problem, which would reduce the amount of cash available for its operations. The Company’s insurance may not cover its losses. In addition, longer-term business disruption could harm the Company’s reputation and result in a loss of customers. The occurrence of any of these events could materially adversely affect the Company’s business, financial condition, liquidity and operating results.

The Company’s operations are subject to risks and hazards that may result in monetary losses and liabilities not covered by insurance or which exceed its insurance coverage

The Company’s business is generally subject to a number of risks and hazards, including pollution and other environmental risks and changes in the regulatory environment. Although the Company maintains general liability insurance and property and business interruption insurance, because of the nature of its industry hazards, it is possible that liabilities for occurrences such as pollution and other environmental risks, property and equipment damage or injury or loss of life arising from a major or unforeseen occurrence may not be covered by the Company’s insurance policies or could exceed insurance coverages or policy limits. Any significant losses which are not adequately covered by insurance could materially adversely affect the Company’s business, financial condition, liquidity and operating results.

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The Company may be adversely affected by rising insurance costs

The Company’s cost of maintaining liability, personal injury, property damage, workers’ compensation and other types of insurance is significant. The Company could experience materially higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to its own claims experience. Generally, the Company’s insurance policies must be renewed annually. The Company’s ability to continue to obtain insurance at affordable premiums and reasonable deductibles or self-insured retentions also depends upon its ability to continue to operate with an acceptable safety record and claims history. A significant increase in the number or value of claims against the Company, the assertion of one or more claims in excess of its policy limits or the inability to obtain adequate insurance coverage for reasonable premiums, with reasonable deductibles or self-insured retentions or at acceptable levels, or at all, could have a material adverse effect on the Company’s business, financial condition, liquidity and operating results.

The Company is subject to litigation in the ordinary course of business and may incur material losses and costs as a result of product liability claims

In the ordinary course of business, the Company is subject to various claims and litigation. Any such claims, whether with or without merit, could be time consuming and expensive to defend and could divert management’s attention and resources. In addition, the Company faces an inherent risk of exposure to product liability claims if the use of its products result, or are alleged to result, in personal injury and/or property damage. If the Company manufactures a defective product or if component failures or component fires result in damages that are not covered by warranty provisions, it may experience material product liability losses in the future. In addition, the Company may incur significant costs to defend product liability claims. The Company could also incur damages and significant costs in correcting any defects, lose sales and suffer damage to its reputation. The Company’s product liability insurance coverage may not be adequate for any liabilities it could incur and may not continue to be available on terms acceptable to it. The Company may elect not to obtain insurance if it believes that the cost of available insurance is excessive relative to the risks presented. If any significant accident, judgment, claim or other event is not fully insured or indemnified against, it could have a material adverse effect on the Company’s business, financial condition, liquidity and operating results. Moreover, the adverse publicity that may result from a product liability claim or perceived or actual defect with the Company’s products could have a material adverse effect on the Company’s ability to successfully market and sell its products.

Due to the worldwide COVID-19 outbreak, material uncertainties may come into existence that could materially and adversely affect the business of the Company

Due to the worldwide COVID-19 outbreak, material uncertainties may come into existence that could materially and adversely affect the business of the Company. The Company cannot accurately predict the future impact COVID-19 may have on, among others, the financial ability of the Company’s customers to purchase the Company’s buses, the Company’s suppliers ability to deliver products used in the manufacture of the Company’s buses, if at all, in the Company’s employees’ ability to manufacture the Company’s buses and to carry out their other duties in order to sustain the Company’s business, and in the Company’s ability to collect certain receivables owing to the Company.

Despite global vaccination efforts, it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in the future.

Developments in alternative technologies may materially adversely affect the demand for the Company’s vehicles

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect the Company’s business and prospects in ways the Company does not currently anticipate. Any failure by the Company to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay the Company’s development and introduction of new and enhanced vehicles, which could result in the loss of competitiveness of the Company’s vehicles, decreased revenue and a loss of market share to competitors.

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If the Company is unable to keep up with advances in electric vehicle technology, the Company may suffer a decline in its competitive position

The Company may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in its competitive position. Any failure to keep up with advances in electric vehicle technology would result in a decline in the Company’s competitive position which would materially and adversely affect the business, prospects, operating results and financial condition of the Company. The Company’s research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change, the Company plans to upgrade or adapt its vehicles and introduce new models to continue to provide vehicles with the latest technology. However, the Company’s vehicles may not compete effectively with alternative vehicles if the Company is not able to source and integrate the latest technology into its vehicles at a competitive price.

The Company may need to defend itself against intellectual property infringement claims, which may be time consuming and could cause us to incur substantial costs.

Others, including the Company’s competitors, may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with the Company’s ability to make, use, develop, sell or market its products and services, which could make it more difficult for the Company to operate its business. From time to time, the holders of such intellectual property rights may assert their rights and urge the Company to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. The Company may consider the entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase the Company’s operating expenses. In addition, if the Company is determined to have infringed upon a third party’s intellectual property rights, it may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services the Company offers, to pay substantial damages and/or license royalties, to redesign its products and services, and/or to establish and maintain alternative branding for its products and services. In the event that the Company is required to take one or more such actions, the Company’s business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

The Company depends on certain key personnel, and the success of the Company will depend on the Company’s continued ability to retain and attract such qualified personnel

The Company’s success depends on the efforts, abilities and continued service of its executive officers and management. A number of these key employees have significant experience in the transit and electric vehicle industry, and valuable relationships with the Company’s suppliers, customers, and other industry participants. A loss of service from any one of these individuals may adversely affect the Company’s operations, and the Company may have difficulty or may be unable to locate and hire a suitable replacement.

The Company is subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on the Company’s business and operating results

The company is subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws, regulations or requirements could have a material adverse effect on the Company and its operating results.

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The Company’s vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on the Company’s business and operating results

All vehicles sold by the Company must comply with federal, state and provincial motor vehicle safety standards. In both Canada and the United States, vehicles that meet or exceed all federally mandated safety standards are certified under federal regulations. In this regard, Canadian and U.S. motor vehicle safety standards are substantially the same. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by the Company to have its current or future vehicles satisfy motor vehicle standards would have a material adverse effect on the Company’s business and operating results.

If the Company’s vehicles fail to perform as expected, the Company’s ability to continue to develop, market and sell its vehicles could be harmed

The Company’s vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While the Company has performed extensive testing of its vehicles, the Company currently has a limited frame of reference to evaluate the performance of its vehicles in the hands of its customers under a range of operating conditions.

If the Company fails to manage future growth effectively, the Company may not be able to market and sell its vehicles successfully

Any failure to manage the Company’s growth effectively could materially and adversely affect the business, prospects, operating results and financial condition of the Company. The Company is expecting significant growth in sales, and are currently expanding its employees, facilities and infrastructure in order to accommodate this growth.

The Company’s future operating results depend to a large extent on its ability to manage this expansion and growth successfully. Risks that the Company faces in undertaking this expansion include:

●	training new personnel;

●	forecasting production and revenue;

●	controlling expenses and investments in anticipation of expanded operations;

●	establishing or expanding manufacturing, sales and service facilities;

●	implementing and enhancing administrative infrastructure, systems and processes; and

●	addressing new markets.

The Company intends to continue to hire a number of additional personnel. There is significant competition for individuals with experience manufacturing and servicing vehicles, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could harm the Company’s business and prospects.

The Company’s business may be adversely affected by labour and union activities

Today none of our employees are currently represented by a labour union, however, the Company is directly and indirectly dependent upon other companies with unionized work forces, such as parts suppliers, and work stoppages or strikes organized by such unions could have a material adverse impact on the Company’s business, financial condition or operating results. If a work stoppage occurs within the Company’s business or in one of its key suppliers, it could delay the manufacture and sale of the Company’s vehicles and have a material adverse effect on the business, prospects, operating results and financial condition of the Company.

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The Company’s credit facility contains covenant restrictions that may limit its ability to access funds on the credit facility or engage in other commercial activities

The terms of the Company’s credit facility contains, and future debt agreements the Company enters into may contain, covenant restrictions that limit the Company’s ability to incur additional debt or issue guarantees, create liens, and make certain dispositions of property or assets. As a result of these covenants, the Company’s ability to respond to changes in business and economic conditions and engage in beneficial transactions, including obtaining additional financing as needed, may be restricted. Furthermore, the Company’s failure to comply with its debt covenants could result in a default under its credit facility, which would permit the lender to demand repayment.

It may be difficult for non-Canadian investors to obtain and enforce judgments against the Company because of its Canadian incorporation and presence

The Company exists under the laws of British Columbia, Canada. Some of the Company’s directors and officers, and the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. Consequently, it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon the Company’s directors and officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against the Company or its directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or (ii) would enforce, in original actions, liabilities against the Company or its directors, officers or experts predicated upon the United States federal securities laws or any such state securities or “blue sky” laws.

The Company’s shareholders may experience dilution in the future

The Company is authorized to issue an unlimited number of Common Shares. The Board has the authority to cause the Company to issue additional Common Shares without the consent of the Company’s shareholders. The issuance of any such securities may result in a reduction of the book value or market price of the Common Shares. Given the fact that the Company operates in a capital-intensive industry with significant working capital requirements, the Company may be required to issue additional common equity or securities that are dilutive to existing Common Shares in the future in order to continue its operations. The Company’s efforts to fund its intended business plan may result in dilution to existing shareholders. Further, any such issuances could result in a change of control or a reduction in the market price for our common shares.

The market price of the Common Shares may be volatile and may fluctuate in a way that is disproportionate to the Company’s operating performance

The Common Shares are listed on the TSXV. Trading of shares on the TSXV is often characterized by wide fluctuations in trading prices, due to many factors that may have little to do with the Company’s operations or business prospects.

The price of the Common Shares has fluctuated significantly. This volatility could depress the market price of the Common Shares for reasons unrelated to operating performance. The market price of the Common Shares could decline due to the impact of any of the following factors upon the market price of our Common Shares:

●	sales or potential sales of substantial amounts of the Common Shares;

●	announcements about the Company or the Company’s competitors;

●	litigation and other developments relating to the Company or those of our suppliers;

●	conditions in the automobile industry;

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●	governmental regulation and legislation;

●	variations in the Company’s anticipated or actual operating results;

●	change in securities analysts’ estimates of the Company’s performance, or our failure to meet analysts’ expectations;

●	change in general economic conditions or trends;

●	changes in capital market conditions or in the level of interest rates; and

●	investor perception of the Company’s industry or prospects.

Many of these factors are beyond the Company’s control. The stock markets in general, and the market price of common shares of vehicle companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could reduce the market price of the Common Shares, regardless of our actual operating performance.

A prolonged and substantial decline in the price of the Common Shares could affect the Company’s ability to raise further working capital, thereby adversely impacting the Company’s ability to continue operations

A prolonged and substantial decline in the price of the Common Shares could result in a reduction in the liquidity of the Common Shares and a reduction in the Company’s ability to raise capital. Because the Company plans to acquire a significant portion of the funds it needs in order to conduct its planned operations through the sale of equity securities, a decline in the price of the Common Shares could be detrimental to the Company’s liquidity and its operations because the decline may cause investors not to choose to invest in the Common Shares. If the Company is unable to raise the funds it requires for all its planned operations and to meet its existing and future financial obligations, the Company may be forced to reallocate funds from other planned uses and may suffer a significant negative effect on its business plan and operations, including its ability to develop new products and continue its current operations.

Negative Cash Flow from Operations

The Company had negative cash flow from operating activities for the financial year ended December 31, 2020. To the extent that the Company has negative operating cash flow in future periods, it will need to allocate a portion of its cash (including proceeds from any offering under a Prospectus Supplement) to fund such negative cash flow. If the Company experiences future negative cash flow, the Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that the Company will be able to generate a positive cash flow from its operations, that additional capital or other types of financing will be available when needed, or that these financings will be on terms favourable to the Company.

Access to Capital

In executing its business plan, the Company makes, and will continue to make, substantial investments and other expenditures related to acquisitions, research and development and marketing initiatives. The Company has financed these expenditures through offerings of its equity securities and debt financing. The Company will have further capital requirements and other expenditures as it proceeds to expand its business or take advantage of opportunities for acquisitions or other business opportunities that may be presented to it. The Company may incur major unanticipated liabilities or expenses. It can provide no assurance that it will be able to obtain financing to meet its growth needs.

Estimates or Judgments Relating to Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, as provided in the notes to its financial statements, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. The Company’s operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause the Company’s operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the share price of the Company. Significant assumptions and estimates used in preparing the financial statements include those related to the credit quality of accounts receivable, income tax credits receivable, share based payments, impairment of non-financial assets, fair value of biological assets, as well as revenue and cost recognition.

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No History of Payment of Cash Dividends

The Company has never declared or paid cash dividends on the Common Shares. The Company intends to retain future earnings to finance the operation, development and expansion of the business. The Company does not anticipate paying cash dividends on the Common Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the board of directors of the Company (the “Board of Directors”) and will depend on the Company’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that the Board of Directors considers relevant.

Increased Regulatory and Compliance Costs

Legal, accounting, and other expenses associated with public company reporting requirements are generally increasing annually. The Company anticipates that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, National Instrument 52-110 – Audit Committees, and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.

Analyst Coverage

The trading market for the Common Shares will, to some extent, depend on the research and reports that securities or industry analysts publish about the Company or its business. The Company will not have any control over these analysts. If one or more of the analysts who covers the Company should downgrade the Common Shares or change their opinion of the Company’s business prospects, the share price of the Common Shares would likely decline. If one or more of these analysts ceases coverage of the Company or fails to regularly publish reports on the Company, the Company could lose visibility in the financial markets, which could cause the share price or trading volume to decline.

Tax Uncertainty

Tax rates and methods of calculating tax in jurisdictions related to the Company’s business may be subject to changes. The Company’s interpretation of taxation law where it operates and as applied to its transactions and activities may be different than that of applicable tax authorities. As a result, tax treatment of certain operation, action or transactions may be challenged and reassessed by applicable tax authorities, which could result in adverse tax consequences for the Company, including additional taxes, penalties, interest and may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.

Discretion in the Use of Net Proceeds

The Company intends to allocate the net proceeds it will receive from an offering as described under “Use of Proceeds” in this Prospectus and the applicable Prospectus Supplement, however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in “Use of Proceeds” in this Prospectus and the applicable Prospectus Supplement if the Company believes it would be in the Company’s best interests to do so. The Company’s investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

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Absence of Public Market for Certain Securities

There is no public market for the warrants, subscription receipts, units and securities debt, and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of the warrants, subscription receipts, units or securities debt on any securities exchanges. If the warrants, subscription receipts units or securities debt are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and its financial condition. There can be no assurance as to the liquidity of the trading market for the warrants, subscription receipts, units or securities debt, or that a trading market for these securities will develop at all.

There is no guarantee that the securities will earn any positive return in the short term or long term.

A holding of securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

The debt securities may be unsecured and will rank equally in right of payment with all of our other future unsecured debt.

The debt securities may be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The debt securities may be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities.

In addition, the collateral, if any, and all proceeds therefrom, securing any debt securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds of any offering of securities under a Prospectus Supplement will be used for general corporate purposes, including new product development and certifications, new product demonstration models, expansion of production capacity and general working capital. The Company had negative cash flow for the financial year ended December 31, 2020. To the extent that the Company has negative operating cash flow in future periods, it will need to allocate a portion of its cash (including proceeds from any offering under a Prospectus Supplement) to fund such negative cash flow.

More detailed information regarding the use of proceeds from a sale of securities will be included in the applicable Prospectus Supplement.

All expenses relating to an offering of securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

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PRIOR SALES

The following table sets forth details of the price at which securities have been issued or are to be issued by the Company, the number of securities issued at that price and the date on which the securities were issued during the 12-month period prior to the date of this Prospectus (all on a pre-Consolidation basis):

Issue Date	Number of Securities(1)	Type of Security	Issue Price per Security	Aggregate Issue Price	Nature of consideration
April 16, 2021	12,501	Common Shares	$1.50	$18,751.50	Warrant Exercise
April 16, 2021	7,500	Common Shares	$1.50	$11,250	Warrant Exercise
April 14, 2021	2,499	Common Shares	$1.50	$3,748.50	Warrant Exercise
April 12, 2021	47,496	Common Shares	$1.50	$71,244	Warrant Exercise
April 8, 2021	3,000	Common Shares	$1.50	$4,500	Warrant Exercise
April 8, 2021	74,994	Common Shares	$1.50	$112,491	Warrant Exercise
April 7, 2021	38,085	Common Shares	$1.50	$57,127.50	Warrant Exercise
April 6, 2021	18,999	Common Shares	$1.50	$28,498.50	Warrant Exercise
April 1, 2021	1,998	Common Shares	$1.50	$2,997	Warrant Exercise
March 29, 2021	52,724	Common Shares	$1.50	$79,086	Warrant Exercise
March 24, 2021	2,500	Common Shares	$1.50	$3,750	Warrant Exercise
March 22, 2021	30,000	Common Shares	$1.50	$45,000	Warrant Exercise
March 19, 2021	14,400	Common Shares	$1.50	$21,600	Warrant Exercise
March 18, 2021	17,700	Common Shares	$1.50	$26,550	Warrant Exercise
March 18, 2021	750,000	Common Shares	$0.38	$285,000	Warrant Exercise
March 17, 2021	3,750	Common Shares	$1.50	$5,625	Warrant Exercise
March 10, 2021	300,000	Common Shares	$0.38	$114,000	Warrant Exercise
March 10, 2021	25,000	Common Shares	$1.50	$37,500	Warrant Exercise
March 8, 2021	300,000	Options(2)	n/a	n/a	Option Award to Officer
March 8, 2021	50,000	Common Shares	$0.52	$26,000	Option Exercise
March 3, 2021	6,500	Common Shares	$1.50	49,750	Warrant Exercise
March 1, 2021	100,000	Common Shares	$0.58	$58,000	Option Exercise
February 22, 2021	62,500	Common Shares	$1.50	$93,750	Warrant Exercise
February 2, 2021	15,000	Common Shares	$1.44	$21,600	Option Exercise
February 1, 2021	125,000	Options(3)	n/a	n/a	Investor Relations
January 28, 2021	50,000	Common Shares	$0.78	$39,000	Option Exercise
January 27, 2021	15,000	Common Shares	$1.44	$21,600	Option Exercise
January 20, 2021	25,000	Common Shares	$0.50	$12,500	Option Exercise
January 20, 2021	150,000	Common Shares	$0.58	$87,000	Option Exercise
January 15, 2021	50,000	Common Shares	$0.78	$39,000	Option Exercise
January 12, 2021	25,000	Common Shares	$0.40	$10,000	Option Exercise
January 12, 2021	200,000	Common Shares	$0.80	$160,000	Option Exercise
January 12, 2021	1,000,000	Options(4)	n/a	n/a	External Consulting Fees
January 12, 2021	15,000	Common Shares	$0.78	$11,700	Option Exercise
January 7, 2021	10,000	Common Shares	$0.50	$5,000	Option Exercise
December 31, 2020	14,004	Deferred Share Units(5)	n/a	n/a	Director’s Fees
December 29, 2020	10,000	Common Shares	$0.78	$7,800	Option Exercise
December 1, 2020	15,000	Common Shares	$1.44	$21,600	Option Exercise
November 26, 2020	250,000	Common Shares	$0.75	$187,500	Option Exercise
November 25, 2020	200,000	Common Shares	$0.80	$160,000	Option Exercise
November 23, 2020	200,000	Options(6)	n/a	n/a	Option Award to Certain Directors

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November 20, 2020	843,000	Units(7)	$1.00	$843,000	Cash
November 20, 2020	422,880	Finder Warrants(8)	n/a	n/a	Finder Services
November 17, 2020	7,816,118	Units(7)	$1.00	$7,816,118	Cash
October 28, 2020	50,000	Common Shares	$0.52	$26,000	Option Exercise
October 23, 2020	28,580	Deferred Share Units(4)	n/a	n/a	Director’s Fees
October 8, 2020	400,000	Options(9)	n/a	n/a	External Consulting Fees
September 30, 2020	300,000	Common Shares	$0.67 (deemed)	n/a	Director’s Fees
September 21, 2020	200,000	Options(10)	n/a	n/a	Investor Relations
September 21, 2020	300,000	Restricted Share Units(11)	n/a	n/a	Employment Incentive to Certain Officers
September 21, 2020	134,465	Deferred Share Units(4)	n/a	n/a	Director’s Fees
May 26, 2020	100,000	Options(12)	n/a	n/a	Employment Incentive to an Officer
May 20, 2020	150,000	Options(13)	n/a	n/a	Employment Incentive to Certain Officers

Notes:

(1)	Presented on a pre-Consolidation basis.
(2)	Each five year option is exercisable at a price of $2.40 per Common Share. 1/6 of these options will vest every six months over three years.
(3)	Each five year option is exercisable at a price of $3.12 per Common Share. These options vest in 5 increments over one year.
(4)	Each five year option is exercisable at a price of $2.17 per Common Share. These options vested on the date of issuance.
(5)	Directors have the option of being compensated with DSUs rather than cash. Each DSU will vest into one Common Share upon retirement from the Company.
(6)	Each five year option is exercisable at a price of $2.17 per Common Share. These options vested on the date of issuance.
(7)	Each unit (“Unit”) is comprised of one Common Share and one-half of one common share purchase warrant, each whole common share purchase warrant entitling the holder thereof to acquire one Common Share for a period of two (2) years from the date of issuance thereof at a price of $1.50 per Common Share. In circumstances where the closing trading price of the Company’s Common Shares is greater than $1.75 per share for a period of 20 consecutive trading days, the Company may give notice accelerating the expiry date and the share purchase warrants will expire 30 days thereafter.
(8)	Finders’ warrants issued in connection with the Company’s November 2020 private placement of Units. Each finders’ warrant is exercisable at a price of $1.50 for a period of two years, subject to certain acceleration provisions.
(9)	Each five year option is exercisable at a price of $0.80 per Common Share. These options vested on at the date of issuance.
(10)	Each two year option is exercisable at a price of $0.475 per Common Share. 1/4 of these options will vest every four months over a one year period.
(11)	Each RSU will vest into common shares upon the achievement of certain individual performance milestones.
(12)	Each five year option is exercisable at a price of $0.40 per Common Share. 1/6 of these options will vest every six months over three years.
(13)	Each five year option is exercisable at a price of $0.40 per Common Share. 1/2 of these options every six months over one year.

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TRADING PRICE AND VOLUME

Trading Price and Volume

The Common Shares are listed on the TSXV under the symbol “VMC,” the OTCQX under the symbol “BUSXF” and the FSE under the symbol “6LG.” On April 16, 2021, the last trading day before the date of this Prospectus, the closing price of the Common Shares on the TSX-V was $7.67. The following tables sets forth information relating to the trading of the Common Shares on the TSXV for the dates indicated (pre-Consolidation and post-Consolidation).

TSXV Price Range(1)
Month	High	Low	Total Volume
April 1-16, 2021	10.45	7.27	1,665,910
March 29 – 31, 2021	7.94	7.27	203,269

Notes:

(1)	Presented on a post-Consolidation basis.

TSXV Price Range(1)
Month	High	Low	Total Volume
March 1-26, 2021	3.2	2.08	8,933,594
February 2021	4.0	2.81	10,596,680
January 2021	4.59	1.61	27,694,885
December 2020	1.93	1.41	7,669,284
November 2020	2.14	1.05	18,584,336
October 2020	1.29	0.65	7,350,619
September 2020	0.79	0.38	5,908,164
August 2020	0.43	0.30	1,197,481
July 2020	0.395	0.285	720,543
June 2020	0.4	0.25	1,253,343
May 2020	0.295	0.24	518,752
April 2020	0.33	0.24	697,209
March, 2020	0.455	0.23	2,323,382

Notes:

(1)	Presented on a pre-Consolidation basis. Prior to the Consolidation, the Common Shares were trading on the TSXV under the symbol “BUS.”

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DIVIDEND POLICY

The Company has not declared or paid dividends since incorporation and has no present intention to declare or pay any dividends in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings. Any decision to declare or pay dividends will be made by the Company’s Board of Directors based upon the Company’s earnings, financial requirements and other conditions existing at such future time.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of securities pursuant to such Prospectus Supplement.

Other than the Company’s Consolidation, which consolidated the Company’s securities on a three old for one new basis, which was completed on March 29, 2021, there has not been any material change in the share and loan capital of the Company, on a consolidated basis, since December 31, 2020, being the date of the Company’s financial statements most recently filed in accordance with National Instrument 51-102 – Continuous Disclosure Obligations, which are incorporated by reference in this Prospectus.

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DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The Company’s authorized capital consists of an unlimited number of Common Shares without par value.

Common Shares

As at the date hereof, the Company’s authorized capital consists of an unlimited number of Common Shares of which 29,376,459 Common Shares are issued and outstanding on a post-Consolidation basis (subject to fractional rounding).

The holders of Common Shares are entitled to dividends, if, as and when declared by the Board of Directors, to receive notice of and attend all meetings of shareholders, to one vote per common share at such meetings and, upon liquidation, to ratably receive such assets of the Company as are distributable to the holders of the Common Shares. There are no conversion or exchange rights attaching to the Common Shares, nor are there any sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or any other material restrictions, nor are there any provisions requiring a shareholder to contribute additional capital. All Common Shares are fully paid and non-assessable.

Stock Options

As at the date of this Prospectus, the Company had 1,413,323 Options outstanding on a post-Consolidation basis.

Warrants

As at the date of this Prospectus, the Company had 1,443,391 common share purchase warrants outstanding on a post-Consolidation basis.

DESCRIPTION OF SECURITIES OFFERED UNDER THIS PROSPECTUS

The Company may offer common shares, warrants, subscription receipts, units or debt securities with a total value of up to $150,000,000 from time to time under this Prospectus, together with any applicable Prospectus Supplement, at prices and on terms to be determined by market conditions at the time of offering. This Prospectus provides you with a general description of the securities the Company may offer. Each time the Company offers securities, it will provide a Prospectus Supplement that will describe the specific amounts, prices and other important terms of the securities, including, to the extent applicable:

●	designation or classification;

●	aggregate offering price;

●	original issue discount, if any;

●	rates and times of payment of dividends, if any;

●	redemption, conversion or exchange terms, if any;

●	conversion or exchange prices, if any, and, if applicable, any provisions for changes to or adjustments in the conversion or exchange prices and in the securities or other property receivable upon conversion or exchange;

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●	restrictive covenants, if any;

●	voting or other rights, if any; and

●	important Canadian federal income tax considerations.

A Prospectus Supplement may also add, update or change information contained in this Prospectus or in documents the Company has incorporated by reference. However, no Prospectus Supplement will offer a security that is not described in this Prospectus.

Description of Common Shares

The Company may offer Common Shares, which the Company may issue independently or together with warrants or subscription receipts, and the Common Shares may be separate from or attached to such securities. All of the Company’s Common Shares have equal voting rights, and none of the Common Shares are subject to any further call or assessment. There are no special rights or restrictions of any nature attaching to any of the Common Shares and they all rank pari passu each with the other as to all benefits which might accrue to the holders of the Common Shares. The Common Shares are not convertible into shares of any other class and are not redeemable or retractable.

Description of Warrants

Warrants may be offered separately or together with other securities, as the case may be. Each series of warrants will be issued under a separate warrant indenture to be entered into between the Company and one or more banks or trust companies acting as warrant agent. The applicable Prospectus Supplement will include details of the terms and conditions of the warrants being offered. The warrant agent will act solely as the Company’s agent and will not assume a relationship of agency with any holders of warrant certificates or beneficial owners of warrants.

The particular terms of each issue of warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

●	the designation and aggregate number of warrants;

●	the price at which the warrants will be offered;

●	the currency or currencies in which the warrants will be offered;

●	whether the warrants will be listed on the TSXV;

●	the designation and terms of the Common Shares purchasable upon exercise of the warrants;

●	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

●	the number of Common Shares that may be purchased upon exercise of each warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each warrant;

●	the designation and terms of any securities with which the warrants will be offered, if any, and the number of the warrants that will be offered with each security;

●	the date or dates, if any, on or after which the warrants and the related securities will be transferable separately;

●	whether the warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

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●	material Canadian tax consequences of owning the warrants; and

●	any other material terms or conditions of the warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of Common Shares issuable upon exercise of the warrants.

The Company reserves the right to set forth in a Prospectus Supplement specific terms of the warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such warrants.

Description of Subscription Receipts

The Company may issue subscription receipts, which will entitle holders to receive upon satisfaction of certain release conditions and for no additional consideration, Common Shares, warrants or a combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”), which will establish the terms and conditions of the subscription receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. In Canada, the Company will file on SEDAR a copy of any Subscription Receipt Agreement after the Company has entered into it.

The following description sets forth certain general terms and provisions of subscription receipts and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement. The Company urges you to read the applicable Prospectus Supplement related to the particular subscription receipts that the Company sells under this Prospectus, as well as the complete Subscription Receipt Agreement.

The Prospectus Supplement and the Subscription Receipt Agreement for any subscription receipts the Company offers will describe the specific terms of the subscription receipts and may include, but are not limited to, any of the following:

●	the designation and aggregate number of subscription receipts offered;

●	the price at which the subscription receipts will be offered;

●	the currency or currencies in which the subscription receipts will be offered;

●	the designation, number and terms of the Common Shares, warrants or combination thereof to be received by holders of subscription receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

●	the conditions (the “Release Conditions”) that must be met in order for holders of subscription receipts to receive for no additional consideration Common Shares, warrants or a combination thereof;

●	the procedures for the issuance and delivery of Common Shares, warrants or a combination thereof to holders of subscription receipts upon satisfaction of the Release Conditions;

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●	whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants or a combination thereof upon satisfaction of the Release Conditions (e.g., an amount equal to dividends declared on Common Shares by the Company to holders of record during the period from the date of issuance of the subscription receipts to the date of issuance of any Common Shares pursuant to the terms of the Subscription Receipt Agreement);

●	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

●	the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, warrants or a combination thereof pending satisfaction of the Release Conditions;

●	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

●	if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the subscription receipts;

●	procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price for their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

●	any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event this Prospectus, the Prospectus Supplement under which subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

●	any entitlement of the Company to purchase the subscription receipts in the open market by private agreement or otherwise;

●	whether the Company will issue the subscription receipts as global securities and, if so, the identity of the depositary for the global securities;

●	whether the Company will issue the subscription receipts as bearer securities, registered securities or both;

●	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the subscription receipts;

●	the identity of the Escrow Agent;

●	whether the subscription receipts will be listed on any exchange;

●	material Canadian federal tax consequences of owning the subscription receipts; and

●	any other terms of the subscription receipts.

The holders of subscription receipts will not be shareholders of the Company. Holders of subscription receipts are entitled only to receive Common Shares, warrants or a combination thereof on exchange of their subscription receipts, plus any cash payments provided for under the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, the holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

The Company reserves the right to set forth in a Prospectus Supplement specific terms of the subscription receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the subscription receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such subscription receipts.

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Description of Units

The Company may issue units comprised of one or more of the other securities described in this Prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement, if any, under which a unit is issued may provide that the securities comprising the unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of each issue of units will be described in the related Prospectus Supplement. This description will include, where applicable:

●	the designation and aggregate number of units offered;

●	the price at which the units will be offered;

●	if other than Canadian dollars, the currency or currency unit in which the units are denominated;

●	the terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

●	the number of securities that may be purchased upon exercise of each unit and the price at which and currency or currency unit in which that amount of securities may be purchased upon exercise of each unit;

●	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

●	any other material terms, conditions and rights (or limitations on such rights) of the units.

The Company reserves the right to set forth in a Prospectus Supplement specific terms of the units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such units.

Description of Debt Securities

The debt securities will be issued under one or more indentures, in each case between the Company and a trustee determined by the Company in accordance with applicable laws. A copy of any such trust indenture will be available on SEDAR at www.sedar.com.

The debt securities will be direct obligations of the Company and may be guaranteed by one or more subsidiaries of the Company. The debt securities may be senior or subordinated indebtedness of the Company and may be secured or unsecured, all as will be described in the relevant Prospectus Supplement.

The Prospectus Supplement relating to any debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

(a)	the designation of the debt securities;

(b)	any limit upon the aggregate principal amount of the debt securities;

(c)	the date or dates on which the principal and any premium of the series of the debt securities is payable;

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(d)	the rate or rates at which the series of the debt securities shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(e)	the authorized denominations of the debt securities;

(f)	the right, if any, of the Company to redeem the series of the debt securities, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, the series of the debt securities may be so redeemed, pursuant to any sinking fund or otherwise;

(g)	the obligation, if any, of the Company to redeem, purchase or repay the series of the debt securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, the series of the Debt Securities shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(h)	whether and under what circumstances the series of the debt securities will be convertible into or exchangeable for securities of the Company;

(i)	any terms for subordination of the debt securities;

(j)	whether the debt securities will be secured by any assets or guaranteed by any subsidiaries of the Company;

(k)	any events of default or covenants with respect to the debt securities;

(l)	the currency or currencies in which the series of the debt securities are issuable;

(m)	any trustees, depositaries, authenticating or paying agents, transfer agents or registrars or any other agent with respect to the series of the debt securities; and

(n)	any other material terms and conditions of the series of the debt securities.

If any debt securities being offered will be guaranteed by one or more subsidiaries of the Company, (a) the Prospectus Supplement relating to such offering will include the credit supporter disclosure about the guarantors required by section 12.1 of Form 44-101F1 or, if applicable, will disclose that the Company is relying on an exemption in item 13 of Form 44-101F1 from providing such credit supporter disclosure, and (b) the Company will file with the Prospectus Supplement relating to such offering any undertaking in respect of credit supporter disclosure required by paragraph 4.2(a)(ix) of NI 44-101, which undertaking may be to provide disclosure in respect of the Company and its subsidiaries similar to the disclosure required under section 12.1 of Form 44-101F1.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided in the applicable Prospectus Supplement(s) with respect to any issuance and sale of debt securities pursuant to this Prospectus.

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DENOMINATIONS, REGISTRATION AND TRANSFER

The securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement. Other than in the case of book-entry only securities, securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the securities, but we may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of securities, we may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry only securities, a global certificate or certificates representing the securities will be held by a designated depository for its participants. The securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the securities. The interests of such holders of securities will be represented by entries in the records maintained by the participants. Holders of securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the securities are purchased in accordance with the practices and procedures of that participant.

PLAN OF DISTRIBUTION

The Company may sell the securities to or through underwriters or dealers, and also may sell securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the securities and the proceeds to the Company from the sale of the securities. Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the securities offered thereby.

The securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions deemed to be “at the market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSXV or other existing markets for the securities. Additionally, this Prospectus and any Prospectus Supplement may also cover the initial resale of the securities purchased pursuant thereto. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

In connection with any offering of securities, other than an “at-the-market distribution,” the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

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Unless otherwise specified in a Prospectus Supplement, there is no market through which the Company’s warrants, units, subscription receipts, or debt securities may be sold and you may not be able to resell any such securities purchased under this Prospectus or any Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the securities (excluding any Common Shares) will not be listed on any securities exchange. This may affect the pricing of such securities on the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors.”

In connection with the sale of securities, underwriters, dealers and agents may receive compensation from the Company or from purchasers of the securities from whom they may act as agents in the form of discounts, concessions or commissions. Any such commissions will be paid out of the Company’s general funds. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

Underwriters, dealers and agents who participate in the distribution of the securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

CERTAIN INCOME TAX CONSIDERATIONS

Owning or holding any of the Company’s securities may subject you to tax consequences in Canada and elsewhere.

Although the applicable Prospectus Supplement may describe certain Canadian federal income tax consequences of the acquisition, ownership and disposition of any securities offered under this Prospectus by an initial investor, the Prospectus Supplement may not describe these tax consequences fully. You should consult your own tax advisor with respect to your particular circumstances.

AUDITOR AND REGISTRAR AND TRANSFER AGENT

The external auditors of the Company are PricewaterhouseCoopers LLP, located at 1400 - 250 Howe Street, Vancouver, British Columbia, V6C 3S7.

The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

LEGAL MATTERS AND INTERESTS OF EXPERTS

Unless otherwise specified in the Prospectus Supplement relating to an offering and sale of securities, certain legal matters relating to such offering and sale of securities will be passed upon on behalf of the Company by Miller Thomson LLP with respect to matters of Canadian law. In addition, certain legal matters in connection with an offering and sale of securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of such offering and sale by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law. As at the date hereof, the partners and associates of Miller Thomson LLP, as a group, own less than 1% of the outstanding securities of the Company.

The financial statements have been audited by PricewaterhouseCoopers LLP, as set forth in their audit reports. PricewaterhouseCoopers LLP is the independent auditor of the Company and is independent within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct.

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ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

The following persons reside outside of Canada or, in the case of companies, are incorporated, continued or otherwise organized under the laws of a foreign jurisdiction and each has appointed an agent listed below, if applicable, for service of process in Canada:

Name of Person	Name and Address of Agent
Andrew Imanse Director	Miller Thomson LLP Suite 400 - 725 Granville Street Vancouver, BC V7Y 1G5
Christopher Strong Director	Miller Thomson LLP Suite 400 - 725 Granville Street Vancouver, BC V7Y 1G5

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, or resides outside of Canada, even if the party has appointed an agent for service of process.

ADDITIONAL INFORMATION

Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company sells securities under this Prospectus, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add to, update or change information contained in this Prospectus.

The Company’s public filings are available on the System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Company on SEDAR are neither incorporated in nor a part of this Prospectus.

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